SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

ORBITZ, INC.

(Name of Subject Company)

ORBITZ, INC.

(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

68556Y 10 0

(CUSIP Number of Class A Common Stock)

(No CUSIP for Class B Common Stock)

Jeffrey G. Katz

Chairman, President and Chief Executive Officer

Orbitz, Inc.

200 S. Wacker Drive, Suite 1900

Chicago, Illinois 60606

(312) 894-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Gary R. Doernhoefer, Esq.

Richard D. Buchband, Esq.

Orbitz, Inc.

200 S. Wacker Drive, Suite 1900

Chicago, Illinois 60606

(312) 894-5000

Mark D. Gerstein, Esq. Christopher D. Lueking, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Robert F. Wall, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 (312) 558-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is Orbitz, Inc., a Delaware corporation (the “Company” or “Orbitz”). The principal executive offices of the Company are located at 200 S. Wacker Drive, Suite 1900, Chicago, Illinois, 60606, and the Company’s telephone number at this address is (312) 894-5000.

The classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are the Company’s Class A Common Stock, par value $.001 per share (the “Class A Common Stock”) and Class B Common Stock, par value $.001 per share (the “Class B Common Stock”). The Class B Common Stock is not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of September 24, 2004, there were 14,356,179 shares of Class A Common Stock and 27,173,461 shares of Class B Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person is the Company. The name, address and business telephone number of the Company are set forth in “Item 1. Subject Company Information.”

This Statement relates to the tender offers by Robertson Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cendant Corporation (“Parent”), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO dated October 6, 2004 pertaining to the Class A Common Stock (the “Schedule TO”), filed by Parent, to purchase all of the shares of Class A Common Stock and Class B Common Stock (the “Shares”) which are not currently owned by the Purchaser, at a purchase price of $27.50 per Share (such price, or any such higher price per Share as may be paid, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the “Class A Offer” and the “Class B Offer” and together, as the “Offers”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B) and are incorporated herein by reference.

Subject to the provisions of the Merger Agreement (as defined below), Purchaser will not be required to accept for payment or pay for any validly tendered Shares if:

•	our stockholders shall not have tendered at least a majority of the Shares on a fully diluted basis, when taken together with the Shares beneficially owned by Parent or Purchaser, and at least that number of Shares that constitutes a majority of the voting power of all securities of the Company entitled to vote in the election of directors (the “Minimum Condition”) or shall have, to the extent so entitled, withdrawn such tendered Shares prior to the expiration of the Offers so that the Minimum Condition fails to be met;

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) has not expired or terminated prior to the termination or expiration of the Offers;

•	as of the termination or expiration of the Offers, there are any shares of Class B Common Stock which the Purchaser is not permitted to accept for payment, and purchase, without the consent or approval of any governmental entity (the “Governmental Approval Condition”) and such consent or approval has not been obtained; however, the condition set forth in this bulleted subparagraph will be deemed to have been satisfied at the termination or expiration of the Offers if:

—	the Stockholder Approval Condition (as defined below) has been satisfied; and

—	all shares of Class B Common Stock (other than any single series of Class B Common Stock representing not more than 15% of the issued and outstanding Shares) shall have been validly tendered in the Class B Offer and may be accepted for payment and purchased in the Class B Offer;

•	any approval of the Merger Agreement, the Merger (as defined below) and the transactions contemplated by the Merger Agreement required pursuant to Sections 8.2(a), 8.2(b) and 8.2(c) of the Company’s certificate of incorporation (“Stockholder Consent”) has not been obtained prior to, or is not in full force and effect as of the expiration or termination of, the Offers (the “Stockholder Approval Condition”); or

•	any Stockholder (as defined below) or creditors’ committee or United States Trustee in any bankruptcy or reorganization case under Title 11 of the United States Code involving a Stockholder (other than Jeffrey G. Katz), has asserted that any Stockholder Consent previously executed and delivered is not valid, binding or enforceable or that the actions purportedly authorized therein may not be taken as a result of a filing by, or against, a Stockholder of a petition for relief under Title 11 of the United States Code; however, the condition set forth in this bulleted subparagraph will be deemed to have been waived by the Purchaser unless:

—	within three business days of the Purchaser acquiring knowledge that such assertion has been made, the Purchaser or Parent will have filed in the court with jurisdiction over such Stockholder’s bankruptcy case appropriate pleadings challenging such assertion; and

—	the Purchaser shall not have abandoned the challenge of such assertion;

or any of the following events has occurred:

•	there is threatened in writing (and not withdrawn) or pending (and not withdrawn) any suit, action or proceeding by any governmental entity against the Purchaser, Parent, the Company or any of its subsidiaries:
—	seeking to prohibit or impose any material limitations on Parent’s or the Purchaser’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company’s or its subsidiaries’ businesses or assets, taken as a whole, or to compel Parent or the Purchaser or their respective subsidiaries and affiliates to dispose of, license or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, except to the extent any such suit, action or proceeding would not reasonably be expected to have a Company Material Adverse Effect (as defined below);

—	challenging the acquisition by Parent or the Purchaser of any Shares under the Offers or seeking to restrain or prohibit the making or consummation of the Offers or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement and Stockholder Agreements (as defined below) that, if successful, would result in the Governmental Approval Condition not being satisfied;

—	seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offers and the Merger that, if successful, would result in the Governmental Approval Condition not being satisfied;

—	seeking to impose material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders;

—	seeking to invalidate or otherwise challenging any of the actions taken by any of the Stockholders pursuant to the Stockholder Agreements or the Merger Agreement (including, without limitation, the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and Stockholder Agreements) that, if successful, would result in the Governmental Approval Condition not being satisfied; or

—	which otherwise would have a Company Material Adverse Effect;

however, the condition to the Offers described in the immediately preceding bulleted subparagraphs with respect to threatened (and not withdrawn) litigation shall be deemed to have been satisfied if no suit or action in respect of such threatened litigation is filed or commenced within ten business days from such written threat;

•	there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a government entity to the Offers or the Merger and which, in the case of any judgment, order or injunction, has not been withdrawn or terminated, or any other action shall be taken by any governmental entity, other than the application to the Offers or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the immediately preceding bulleted subparagraphs;

•	certain representations and warranties of the Company relating to certain subsidiaries, capitalization, due authorization of the transaction, required board approvals, required vote, certain tax matters, certain filings with the Securities and Exchange Commission, certain material contracts, fairness opinions relating to the transaction and brokers’ fees are not true in all material respects as of the date of such determination, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time);

•	certain representations and warranties of the Company relating to its material contracts (other than agreements primarily for the display or placement of advertisements) that (i) requires the Company to display travel products and services in an unbiased, biased, or non-opaque manner or (ii) contains any exclusivity or minimum purchase threshold guarantee or requirement in excess of $1,000,000 and, in either case, a term in excess of one year and cannot be terminated without cause or penalty within 90 days are not true, if the failure of such representations and warranties to be true results from the failure to disclose any note, bond, mortgage, lien, indenture, lease, license, contract, understanding or agreement, whether oral or written, or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound which would impair in any material respect:

—	the operation of the Company’s business relative to the manner such business was operated prior to the date hereof; or

—	the operation of the combined businesses of Parent and the Company in a manner that limits in a material manner the synergies and benefits reasonably expected to be derived by Parent from such combined businesses;

•	except as would not, individually or in the aggregate, have a Company Material Adverse Effect, any of the representations and warranties of the Company contained in the Merger Agreement, other than the representations and warranties referenced in the two immediately preceding bulleted subparagraphs, are not true and correct (except with respect to certain representations and warranties relating to the absence of certain changes, without giving effect to any references to materiality or Company Material Adverse Effect contained therein) as of the date of determination, except for representations and warranties that relate to a specific date or time (which need only be true and correct (except with respect to certain representations and warranties relating to the absence of certain changes, without giving effect to any references to materiality or Company Material Adverse Effect contained therein) as of such date);

•	after the date of the Merger Agreement, a Company Material Adverse Change occurs;

•	except as would not, individually or in the aggregate, have a Company Material Adverse Effect, Orbitz breaches or fails to perform or to comply with any agreement or covenant to be performed or complied with by it under Section 6.6(b) of the Merger Agreement (relating to obtaining third party consents for the transactions contemplated by the Merger Agreement and Stockholder Agreements);

•	the Company has breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement (other than the covenant referenced in the immediately preceding bulleted subparagraph) and such breach or failure is not cured;

•	the Purchaser has failed to receive a certificate executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the scheduled expiration of the Offers, to the effect that certain conditions to the Offers have been satisfied (that there has been no Company Material Adverse Change, that Orbitz has complied with the covenant in 6.6(b) of the Merger Agreement requiring it to use commercial best efforts to obtain all third party consents, that Orbitz has complied in all material respects with all other covenants under the Merger Agreement, and that the Merger Agreement has not been terminated pursuant to its terms);

•	the Merger Agreement has been terminated in accordance with its terms;

•	any party to the Stockholder Agreements other than the Purchaser and Parent has breached or failed to perform any of its covenants or agreements under the Stockholder Agreement to which it is a party or breached any of its representations and warranties contained in such Stockholder Agreement, or any Stockholder Agreement (or any obligation contained therein) is not valid, binding and enforceable (including by reason of a Stockholder filing, or having filed against it, a petition for relief under Title 11 of the United States Code), except for such breaches or failures or failures to be valid, binding and enforceable that would not result in the Minimum Condition and the Governmental Approval Condition not being satisfied;

•	any of the Stockholder Agreements has been terminated and such termination would result in the Governmental Approval Condition not being satisfied;

•	the Bankruptcy Court for the Northern District of Illinois (Eastern Division) has not issued an order that has become a Final Order (as defined below) authorizing:

—	United Air Lines, Inc. (“United”) to execute, deliver, and perform under the Stockholder Agreement (including to approve the Merger pursuant thereto) to which United is a party, the Stockholders Consent executed and delivered by United and the Company Stockholders Agreement Waiver executed by United; and

—	United, subject to the terms and the Stockholder Agreement to which United is a party, irrevocably to tender and sell its Shares pursuant to the Class B Offer and Stockholder Agreement, in form and substance satisfactory to Parent and the Purchaser (such order being referred to herein as the “United Bankruptcy Court Approval”).

As used herein, the term “Final Order” means an order or judgment of the Bankruptcy Court for the Northern District of Illinois (Eastern Division) as to which (a) the time to appeal, petition for certiorari, or motion for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or move for reargument or rehearing will then be pending or (b) in the event that an appeal, writ of certiorari, reargument or rehearing thereof has been sought, such order of the Bankruptcy Court will have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing will have expired; provided, however, that no order will fail to be a Final Order solely because of the possibility that a motion pursuant to Rule 60 of the Federal Rules of Civil Procedure or Rule 7024 of the Federal Rules of Bankruptcy Procedure may be filed with respect to such order, as long as such a motion has not actually been filed; or

•	there has been any Change in Tax Law (as defined below) that will materially increase the risk that the IPO Exchange (as defined in the Company’s 2003 Annual Report filed on Form 10-K) will not:

—	be treated as a fully taxable transaction under Section 1001 of the Internal Revenue Code; or

—	result in the Company’s adjusted tax basis of the membership interests of Orbitz, LLC (contributed to the Company on December 19, 2003) being equal to the fair market value of such membership interests on December 19, 2003.

As used herein, the term “Change in Tax Law” means (i) any amendment to the Internal Revenue Code or final or temporary regulations promulgated under the Internal Revenue Code, (ii) a decision by any court or (iii)

a revenue ruling, revenue procedure, notice, or announcement, which (as the case may be) is enacted, promulgated, issued or announced after the date of the Merger Agreement.

As used herein, the term “Company Material Adverse Effect” means any fact(s), change(s), event(s), development(s) or circumstance(s) which, individually or in the aggregate, would be reasonably expected:

•	to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; or

•	to prevent the consummation by the Company of any of the Offers and the Merger;

•	for purposes of this definition:

—	any adverse effect resulting from any seasonal reduction in revenues or earnings that is of a magnitude consistent with prior periods;

—	changes in the United States economy, financial markets, political or regulatory conditions generally;

—	changes in any of the industries in which the business of the Company and/or its subsidiaries is conducted (including, without limitation, online travel, offline travel, leisure travel or corporate travel), in each case, which do not disproportionately affect the Company as compared to others in such industries in any material respect;

—	the announcement of the Offers or the Merger or other communication of Parent regarding the plans or intentions of Parent with respect to the conduct of the business or assets of the Company or its subsidiaries;

—	changes in any laws applicable to the Company or its subsidiaries after the date of the Merger Agreement which do not disproportionately affect the Company as compared to others in such industries in any material respect;

—	changes in generally accepted accounting principles of the United States (“GAAP”) after the date of the Merger Agreement;

—	any actions taken, or failures to take action, or such other effects, changes or occurrences to which Parent has consented in writing; or

—	any terrorist activities or material worsening of war or armed hostilities if the effect thereof would reasonably be expected to be transitory;

will be disregarded in determining whether there has been a Company Material Adverse Effect;

•	however, the effects of terrorist activities (other than those reasonably expected to be transitory), material worsening of war or armed hostility or other national or international calamity will not be regarded as changes for purposes of the events to be so disregarded relating to changes in the United States economy and in the industries in which the business of the Company and its subsidiaries is conducted.

The Offers are being made pursuant to the Agreement and Plan of Merger, dated as of September 29, 2004, by and among Parent, Purchaser and the Company (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement provides that as soon as practicable following the completion of the Offers and the satisfaction of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“DGCL”), Purchaser will merge with and into the Company (the “Merger”). Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly owned subsidiary of Parent. If the Purchaser acquires at least 90% of the issued and outstanding shares of each of the Class A Common Stock and Class B Common Stock, and assuming the consents under Section 8.2 of the Company’s certificate of incorporation, in the case of United, becomes effective, or, in the case of the holders of the Class B Common Stock (other than United), remain in full force and effect or, alternatively, all outstanding shares of Class B Common Stock are acquired by the Purchaser, the Purchaser will be able to merge with and into the Company pursuant to the “short form” merger provisions of the DGCL without prior notice to, or any action by, any other stockholder or Orbitz.

In the Merger, each outstanding Share immediately prior to the Effective Time (other than Shares beneficially owned by (i) Parent, Purchaser or the Company, which shall be cancelled, and (ii) stockholders who are entitled to and have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of Shares, be converted into the right to receive in cash the Offer Price, less any required withholding taxes and without interest, upon surrender of the certificate(s) formerly representing such Shares. The summary and description of the Merger Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

In the Merger, each outstanding share of our Series A Non-Voting Convertible Preferred Stock, par value $.001 per share (the “Series A Preferred”) (other than shares beneficially owned by stockholders who are entitled to and have properly exercised appraisal rights under Section 262 of the DGCL), will be converted into the right to receive an amount equal to its liquidation preference, as defined in our certificate of incorporation, in cash, without interest. In the alternative, pursuant to the terms of our certificate of incorporation, the holder of our Series A Preferred will be entitled to convert each share of our Series A Preferred into one share of our Class A Common Stock immediately prior to the Merger, which Class A Common Stock will be converted in the Merger into the right to receive the Offer Price. We expect that the Offer Price will be more than the liquidation preference to which the holder of our Series A Preferred would be entitled pursuant to our certificate of incorporation. As a result, we expect that the holder of our Series A Preferred will convert its Series A Preferred into Class A Common Stock immediately prior to the Merger.

Each of American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United (the “Founding Airlines,” and together with Jeffrey G. Katz, the “Stockholders”) has entered into a Stockholder Agreement, dated as of September 29, 2004 (each an “Airline Stockholder Agreement” and together, the “Airline Stockholder Agreements”), with Parent and Purchaser, pursuant to which it has agreed to tender the Shares it currently or hereafter beneficially owns, subject to the terms and conditions of the Offers and the Airline Stockholder Agreement. The Class B Common Stock subject to the Stockholder Agreements constitutes all of the issued and outstanding shares of Class B Common Stock. The effectiveness of the Airline Stockholder Agreement executed by United and United’s obligations thereunder are conditioned upon the United Bankruptcy Court Approval. Jeffrey G. Katz, the Company’s Chairman, President and Chief Executive Officer, has also entered into a Stockholder Agreement, dated as of September 29, 2004, with Parent and Purchaser (as amended, the “Katz Stockholder Agreement” and together with the Airline Stockholder Agreements, the “Stockholder Agreements”) pursuant to which he has agreed to tender in the Class A Offer all of the Shares he beneficially owns (other than 50,001 restricted shares of Class A Common Stock for so long as such shares are restricted), constituting less than 1% of the currently outstanding Class A Common Stock, subject to certain terms and conditions. The Shares being tendered pursuant to the Stockholder Agreements represent approximately 61% of the Shares outstanding on a fully diluted basis and 95% of the voting power of the outstanding Shares of the Company entitled to vote in the election of directors. Each holder of Class B Common Stock has also delivered to the Company written consents in lieu of a meeting granting the approvals for the Merger under Delaware law and as required under Sections 8.2(a), (b), and (c) of the Company’s certificate of incorporation. The effectiveness of the written consent delivered by United is subject to United obtaining the United Bankruptcy Court Approval.

The approval required under Sections 8.2(a) and (b) of the Company’s certificate of incorporation has become effective and, subject to Section 228 of the Delaware General Corporation Law, the approval required under Section 8.2(c) of Orbitz’s certificate of incorporation will become effective upon obtaining the United Bankruptcy Court Approval. Unless the Stockholder Agreements are terminated before Parent acquires such Shares pursuant to the Offers, the Minimum Condition and the Stockholder Approval Condition will be satisfied. The Stockholder Agreements terminate in the event the Merger Agreement is terminated and the Merger Agreement terminates in the event any of the Airline Stockholder Agreements is terminated in accordance with its terms. The summary and description of the Stockholder Agreements contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary and description is qualified in its entirety by reference to the Stockholder Agreements, which are filed herewith as Exhibits (e)(2) through (e)(7) and incorporated herein by reference.

The Offer to Purchase states that the principal business address of each of Parent and Purchaser is 9 West 57th Street, New York, New York 10019 and the telephone number at that address is (212) 413-1800.

All information contained in this Statement or incorporated herein by reference concerning Parent, Purchaser or their affiliates or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein or in the Information Statement (as defined below) or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) Parent, Purchaser or their respective executive officers, directors or affiliates or (2) the Company or its executive officers, directors or affiliates.

In considering the recommendation of the Board of Directors of the Company (the “Board”) with respect to the Offers, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offers and the Merger, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offers and the Merger which are described below and in the Information Statement pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex A to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

The Board was aware of these contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation – Reasons for the Recommendation.”

(a)	Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates and the Company or its Executive Officers, Directors or Affiliates

Certain contracts, agreements, arrangements or understandings between the Company, or its affiliates, and certain of its executive officers, directors or affiliates are described in the Information Statement and are incorporated herein by reference. The summaries of these contracts, agreements, arrangements or understandings in the Information Statement are qualified in their entirety by reference to the agreements filed herewith as Exhibits (e)(8) through (e)(35) and incorporated herein by reference.

Agreements with Executive Officers

The existing employment agreements with current senior executives provide for the vesting of restricted Class A Common Stock, Company Stock Options (as defined below) and certain other benefits upon the occurrence of a “change of control” (as defined in such employment agreements). In addition, if the employment of such senior executives is terminated by the Company after a “change of control” without “cause” or by the senior executives in a “constructive termination,” in each case as defined in such employment agreements, the senior executives will become entitled to the payment of severance and other amounts in the aggregate estimated amount of $11.4 million, to the accelerated vesting of previously granted Company Stock Options to purchase an aggregate estimated amount of 749,116 shares of Class A Common Stock and, with respect to two executive officers, the accelerated vesting of 62,500 previously issued shares of restricted Class A Common Stock. The Company’s existing employment agreement with Jeffrey G. Katz further provides that all of Mr. Katz’s Company Stock Options and outstanding stock awards will accelerate and become immediately vested if, following the occurrence of a change of control (as defined in such agreement), he is not offered the position of Chairman and Chief Executive Officer of the combined corporation resulting from such change of control, without regard to whether Mr. Katz terminates employment. In the event of Mr. Katz’s termination of employment for any reason he will also be entitled to a payment of approximately $208,000 pursuant to the terms of his existing employment agreement. Such payment is based upon the difference between $30.00 and the Offer Price, multiplied by 83,333. The consummation of the Offers and the Merger would result in the occurrence of a “change of control” under the Company’s existing employment agreements with senior executives.

The Merger Agreement requires that Parent shall cause the Surviving Corporation to honor in accordance with their terms, the employment agreements between the Company and any Company employee, and, for one year after the closing of the Merger, to continue the current compensation levels and employee benefit plans of the Company or provide benefits to employees at a level not materially less favorable than such plans and to maintain any Company severance arrangements or policies.

Indemnification and Insurance

The Merger Agreement requires the Surviving Corporation, for six years after closing of the Merger, to indemnify the past and present officers and directors of the Company and its subsidiaries as provided in the Company’s certificate of incorporation and bylaws and any current indemnification agreements. Subject to certain conditions, Parent or the Surviving Corporation will maintain director and officer insurance covering those persons who are currently covered by such insurance on terms no less favorable to such persons than afforded by the current policies. The summary and description of the indemnification and insurance provisions of the Merger Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference.

(b)	Certain Agreements, Arrangements or Understandings Between the Company or its Affiliates, on the one hand, and Parent, Purchaser or their respective Executive Officers, Directors or Affiliates, on the other hand

Confidentiality Agreement

The summary of the Confidentiality Agreement, dated September 4, 2003, between Parent and the Company (the “Confidentiality Agreement”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement.

Merger Agreement and Stockholder Agreements

The summaries of the Merger Agreement and the Stockholder Agreements contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offers contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement and the Stockholder Agreements.

Effect of the Merger on Employee Benefit Plans and Stock Plans

The Merger Agreement provides that from the Effective Time until twelve months after the Effective Time, Parent will maintain (or cause the Surviving Corporation to maintain) for employees who were employees of the

Company at the Effective Time benefits and compensation (other than equity-based benefits and compensation) that in the aggregate are not materially less favorable than the benefits and compensation (other than equity-based benefits and compensation) provided to the employees immediately prior to the Effective Time. Parent has also agreed that from the Effective Time until twelve months after the Effective Time, Parent shall cause the Surviving Corporation to maintain and perform in accordance with their respective terms any company severance arrangement or policy and annual or incentive bonus programs or arrangements for the 2004 fiscal year set forth on schedules to the Merger Agreement. Parent has also agreed to cause the Surviving Corporation to maintain and perform the employment arrangements set forth on schedules to the Merger Agreement.

The Merger Agreement provides that each outstanding employee stock option or right to acquire shares of Class A Common Stock (each, a “Company Stock Option”) granted under the Company’s 2000 Stock Plan or the Company’s Amended and Restated 2002 Stock Plan (together, the “Company Option Plans”), whether or not then exercisable, will (a) with respect to the portion thereof that is vested immediately prior to the Effective Time in accordance with the terms of the Company Option Plans and upon receipt of any necessary option holder consent, be cancelled in exchange for cash in an amount equal to the excess, if any, between the Merger Consideration (as defined in the Merger Agreement) for each Share and the exercise price of such option, and (b) with respect to the unvested portion thereof (or the vested portion thereof to the extent necessary option holder consent is not obtained), be assumed by Parent and converted into an option to purchase common stock of Parent, par value $.01 per share (“Parent Common Stock”). Each unvested portion of any Company Stock Option so converted shall continue to be subject to the terms and conditions as set forth in the applicable Company Option Plan and agreements except that, as of the Effective Time, each Company Stock Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Class A Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by 1.2489 (the “Exchange Ratio”), and the per share exercise price for the shares of Parent Common Stock shall be determined based on such Exchange Ratio. Parent shall, no later than five business days after the Effective Time, register the shares of Parent Common Stock issuable upon exercise of Company Stock Options converted by filing a registration statement with the Securities and Exchange Commission on Form S-8 or other appropriate form. Shares of restricted Class A Common Stock will be converted into the right to receive cash in an amount equal to the Common Stock Merger Consideration (as defined in the Merger Agreement); provided that as to unvested portions of such Shares, such amounts will be payable at the times such shares of restricted Class A Common Stock would otherwise have become vested pursuant to the terms of the restricted stock agreements in effect as of the Effective Time.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

On September 28, 2004, the Board, after receiving the unanimous recommendation of the Class A Offer and the Merger by a special committee of the Board solely comprised of disinterested and independent directors (the “Special Committee”) described below, (i) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offers and the Merger, (ii) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offers and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders, and (iii) unanimously recommended that the Company’s stockholders accept the Offers and tender their Shares in the Offers.

The Special Committee unanimously determined that the Merger Agreement, the Class A Offer and the Merger are fair to, and in the best interests of, the holders of the Class A Shares (other than the Founding Airlines) and recommended that the holders of Class A Shares (other than the Founding Airlines) accept the Class A Offer, tender their Class A Shares to the Purchaser pursuant to the Class A Offer, and approve and adopt the Merger Agreement and the Merger.

A letter to stockholders communicating the Board’s recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(2) and (a)(5)(C) respectively, to this Statement and are incorporated herein by reference.

Background

In August 2003, Samuel L. Katz, Chairman and Chief Executive Officer, Travel Distribution Services Division and Co-Chairman, Marketing Services Division of Parent, contacted Jeffrey G. Katz, Chairman, President and Chief Executive Officer of Orbitz, to discuss a possible business combination between Parent and Orbitz as an alternative to Orbitz’s proposed initial public offering. Following that conversation, Jeffrey G. Katz conferred telephonically with the directors of the Company regarding a possible business combination between Parent and Orbitz. Also in September 2003, Samuel L. Katz separately contacted representatives of some or all of the Founding Airlines regarding a possible business combination between Parent and Orbitz and was referred by such representatives to conduct such discussions with Jeffrey G. Katz and Orbitz directly.

Over the course of the next several days, there were preliminary discussions among various representatives of Parent, Orbitz, Goldman Sachs & Co. (“Goldman Sachs”), the Company’s financial advisor in connection with its initial public offering, and some or all of the Founding Airlines, regarding the potential benefits of a business combination involving the two companies, including the possible advantages of such a business combination over Orbitz’s planned initial public offering.

Based on those discussions, on September 4, 2003, the companies executed the Confidentiality Agreement to allow the exchange of confidential information between them in connection with a possible business combination. After executing the Confidentiality Agreement, representatives of the Company provided representatives of Parent with limited confidential information, including information made available at a meeting between certain employees of Parent and the Company on September 11, 2003.

During September 2003, Samuel L. Katz and Jeffrey G. Katz continued discussions, at times including other representatives of Parent and the Company, regarding a possible business combination. Jeffrey G. Katz continued to confer telephonically with the directors of the Company regarding the possible business combination between Parent and Orbitz.

In September 2003, Parent engaged Citigroup Global Markets (“Citigroup”) to act as its financial advisor in connection with the proposed transaction.

On September 16, 2003, Parent delivered to the Board a preliminary indication of interest regarding the acquisition of all outstanding equity interests in the Company for cash (the “2003 Proposal”). The 2003 Proposal indicated that, based on the Company’s SEC filings in connection with its proposed initial public offering and the limited financial information provided to Parent by the Company and Goldman Sachs, Parent valued the Company at a range of $1.07 billion to $1.22 billion and was willing to acquire all of the Company’s outstanding equity at such price, subject to satisfactory completion of due diligence.

Between September 16 and 22, 2003, Samuel L. Katz and Jeffrey G. Katz held discussions, at times including representatives of Parent, the Company and some or all of the Founding Airlines, regarding the 2003 Proposal. In such discussions, Parent received feedback regarding certain key issues in connection with the proposed transaction, including Parent’s valuation of the Company and certain operational matters. During these conversations, representatives of the Company indicated that the Board would not accept the offer price set forth in the 2003 Proposal.

On September 22, 2003, Parent delivered a letter (the “Revised 2003 Proposal”) to the Board. In the letter, Parent indicated, among other things, that it would increase the offer set forth in the 2003 Proposal by $100 million, for a total range of $1.17 billion to $1.32 billion, subject to satisfactory completion of due diligence.

On September 25, 2003, the Board held a meeting to discuss Parent’s Revised 2003 Proposal, as compared to the value that the directors expected could be created in an initial public offering and whether the process of negotiating the Revised 2003 Proposal would prevent or delay consummation of the initial public offering. It was the view of the directors that Parent would need to propose to acquire the Company at a valuation range between $1.4 billion and $1.5 billion for the Company to be willing to proceed with negotiations related to the Revised 2003 Proposal. The Board instructed senior management to communicate this to representatives of Parent.

Between September 25, 2003 and October 1, 2003, representatives of Parent, the Company and some or all of the Founding Airlines held discussions regarding the Revised 2003 Proposal and the circumstances under which the Company would proceed with further negotiations.

On October 1, 2003, Parent sent a letter to the Board, discussing in detail its latest valuation range for the Company’s equity and stating that, given the significant disparity in the valuation expectations of the parties, Parent did not believe it would be productive to continue its pursuit of an acquisition of the Company at that time. Jeffrey G. Katz conferred telephonically with the directors of the Company regarding Parent’s letter.

On December 19, 2003, the Company completed the initial public offering of its Class A Common Stock, pursuant to which it sold 4,000,000 shares of Class A Common Stock and the Founding Airlines sold 8,180,000 shares of Class A Common Stock at an offering price of $26 per share.

In May 2004, Samuel L. Katz telephoned Jeffrey G. Katz regarding the possibility of renewing discussions regarding a possible business combination between Parent and the Company. Jeffrey G. Katz conferred telephonically with the directors about the possibility of renewing discussions with Parent about a potential business combination of Parent and Orbitz. Also in May 2004, as a courtesy, Samuel L. Katz contacted representatives of some or all of the Founding Airlines to inform them that he was resuming discussions with the Company and was advised by such representatives to work through Jeffrey G. Katz.

From May 2004 through mid-June 2004, representatives of Parent and the Company engaged in a series of conversations, as a result of which it was agreed that the companies would renew their discussions regarding a possible transaction. Also during this period, representatives of Parent performed additional limited due diligence on the Company.

At a meeting of the Board on June 2, 2004, the Board received and discussed a presentation by a representative of Latham & Watkins, the Company’s outside legal counsel, regarding the fiduciary duties of the Board in connection with the proposed transaction and the possibility of establishing a special committee of disinterested and independent directors in connection with the Board’s consideration of any Parent proposal. At the same meeting of the Board, Credit Suisse First Boston LLC (“Credit Suisse First Boston”), the Company’s financial advisor, discussed with the Board a process for further discussions with representatives of Parent. The Board also approved further limited confidential information sharing with representatives of the Parent.

Commencing on June 4, 2004, representatives of Parent and the Company held various meetings and discussions regarding the potential transaction. Certain confidential information regarding the Company was exchanged in connection with these meetings and discussions.

From June 4, 2004 to June 15, 2004, representatives of Parent conducted preliminary due diligence on the Company, including discussions among the Company’s senior management, representatives of Credit Suisse First Boston and representatives of Citigroup.

On June 18, 2004, Parent delivered to the Board an indication of interest for the acquisition of all outstanding common stock of the Company (the “2004 Proposal”). The 2004 Proposal indicated that Parent then valued the Company’s common stock at $30 per share in cash. Jeffrey G. Katz conferred telephonically with the directors about the 2004 Proposal and discussed the timing for a meeting of the full Board to discuss the 2004 Proposal.

On June 21, 2004, the Company’s disinterested and independent directors, Marc L. Andreessen, Denise K. Fletcher and Scott D. Miller, held a telephonic meeting with representatives of Winston & Strawn LLP and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) to discuss their potential roles as legal and financial advisors, respectively, to the disinterested and independent directors and any special committee of independent directors that might be formed to evaluate Parent’s indication of interest. The disinterested and independent directors subsequently retained Winston & Strawn as their counsel and Merrill Lynch as their financial advisor.

On June 22, 2004, the disinterested and independent directors held a telephonic meeting with their legal and financial advisors and discussed the possibility that the Board would delegate certain authority to the disinterested and independent directors to review and evaluate the terms and conditions of possible strategic transactions involving the Company. The disinterested and independent directors and their advisors also discussed the manner of responding to Parent’s indication of interest, a variety of processes the Company might use to obtain value for stockholders and the role Merrill Lynch might have in any such process.

On June 23, 2004, the Board held a meeting to review Parent’s indication of interest. At the meeting, representatives of Credit Suisse First Boston summarized the steps taken to date, summarized the indication of interest by Parent and discussed with the Board other alternatives for the Company, including the advantages and risks of approaching other potential acquirers when seeking to maximize value for stockholders. A representative of Latham & Watkins reviewed with the Board the reasons for formation of a special committee, and the possible powers and role of the special committee.

On the evening of June 23, 2004, the disinterested and independent directors held a telephonic meeting with their legal and financial advisors and discussed the proposed timetable for responding to Parent’s indication of interest. The Merrill Lynch representatives reviewed with the disinterested and independent directors the Company’s historical and prospective financial performance, the financial terms of the indication of interest and its preliminary analyses thereof. The disinterested and independent directors and their advisors also discussed the timing of Parent’s indication of interest in relation to the Company’s initial public offering and its implications. The disinterested and independent directors and their advisors further discussed potential third parties that might have an interest in a business combination with the Company and the benefits and drawbacks that would be presented by a broad auction process.

On June 28, 2004, prior to a meeting of the full Board, the disinterested and independent directors and their advisors met with Jeffrey G. Katz and other executive officers of the Company and discussed Parent’s indication of interest and various options for responding to the indication of interest.

On June 28, 2004, the Board held a meeting to discuss management’s preliminary analysis of operating results for the second quarter and management’s belief that the Company’s adjusted net income for the full year might fall below previously announced guidance. The Board also ratified the engagement of Credit Suisse First Boston as the Company’s financial advisor in connection with the potential sale of the Company. A representative of Credit Suisse First Boston reviewed the Company’s financial position and various financial analyses and discussed with the Board management’s preliminary revised earnings estimates for the second quarter and for the remainder of the year. A representative of Latham & Watkins summarized the fiduciary duties of the Board and discussed in detail various alternatives a board of directors might utilize to maximize value for stockholders. Credit Suisse First Boston discussed with the Board the potential impact of such structures, including that of a “market check” after entering into a definitive agreement with Parent which contained a termination fee and provided for a limited duration of time before closing. Credit Suisse First Boston also discussed with the Board the potential interest of other possible buyers and the Board’s ability to maximize stockholder value. The Board and Credit Suisse First Boston also discussed the risks to the Company associated with such alternatives. The Board approved the formation of the Special Committee and delegated to it the power and authority to review and evaluate the terms and conditions of Parent’s proposal or any alternative proposal arising during the review of Parent’s proposal or following an announced transaction with Parent, determine whether any such transaction is fair to, and in the best interests of, the Company’s stockholders (other than holders of the Company’s Class B Common Stock) and make a recommendation to the Board what action, if any, should be taken by the Company with respect to any such transaction. While the Board retained final approval or declination of a transaction with Parent, the Board further determined not to recommend any transaction for approval by the Company’s stockholders or otherwise approve any transaction with Parent or one considered during the review of Parent’s proposal or following an announced transaction with Parent, without such prior favorable recommendation from the Special Committee. After discussion regarding a proposed response to Parent, the directors, including the members of the Special Committee, concurred that Orbitz management should continue negotiations through a counter-proposal of $33.00 per share in cash.

On June 28, 2004, Jeffrey G. Katz delivered to Samuel L. Katz a written counter-proposal (the “Orbitz Counter-Proposal”) in response to Parent’s proposal of June 18, 2004 and telephoned Samuel L. Katz to discuss the Orbitz Counter-Proposal. The Orbitz Counter-Proposal indicated that the Company was prepared to promptly move forward in a transaction in which stockholders of the Company would receive $33.00 per share in cash. Jeffrey G. Katz indicated during the conversation that the Company anticipated that, even though adjusted net income was likely to exceed published estimates for the second quarter, the Company was concerned that it might not meet its previously-announced revenue target for the second fiscal quarter of 2004, although it had not yet determined the specific amounts of such revisions. Following this conversation, Parent decided to discontinue negotiations regarding the potential transaction. Jeffrey G. Katz informed the directors telephonically regarding Parent’s decision. On or about the same time, Samuel L. Katz contacted representatives of some or all of the Founding Airlines to inform them of Parent’s decision.

On July 2, 2004, Richard D. Buchband, Vice President, Senior Corporate Counsel and Secretary of the Company, sent a letter to Samuel L. Katz requesting the return of confidential information regarding the Company that was previously provided to Parent pursuant to the terms of the Confidentiality Agreement, given the Parent’s determination not to continue discussions related to a possible transaction.

On July 21, 2004, the Company pre-announced preliminary financial results for its second quarter and reduced its earnings guidance for 2004, lowering its revenue target range from $320 to $340 million to $295 to $305 million and its adjusted pre-tax income range from $50 to $60 million to $35 to $40 million.

Also in July 2004, Samuel L. Katz contacted Jeffrey G. Katz to discuss the possible benefits of delaying the return of confidential information as requested in the July 2, 2004 letter from Mr. Buchband, as well as the Company’s second quarter financial results and revised guidance for the 2004 fiscal year.

In late July 2004, Eric J. Bock, Executive Vice President, Law and Corporate Secretary of Parent, telephoned Mr. Doernhoefer to discuss the Company’s request regarding the return of confidential information regarding the Company. Mr. Bock requested that the deadline for compliance with the prior request by Mr. Buchband regarding the return of confidential information regarding the Company provided pursuant to the Confidentiality Agreement be extended through September 4, 2004.

On July 28, 2004, Mr. Doernhoefer sent a letter to Mr. Bock confirming that the deadline for compliance with the terms of the Confidentiality Agreement and prior request by Mr. Buchband regarding the return of confidential information regarding the Company had been extended until September 4, 2004. Such extension was extended for an indefinite period, subject to termination at the Company’s request, pursuant to correspondence from Mr. Doernhoefer to Mr. Bock, dated September 23, 2004.

Over the next few days, there were several conversations between Samuel L. Katz and Jeffrey G. Katz, at times including other representatives of Cendant and Orbitz, regarding the terms on which the parties would be willing to renew discussions regarding a possible transaction. Jeffrey G. Katz conferred telephonically with the directors regarding the prospects of renewed discussions with Parent regarding a possible transaction with Parent. During the same period, as a courtesy, Samuel L. Katz separately contacted representatives of some or all of the Founding Airlines to inform them of the possibility of renewing discussions with the Company and was referred by such representatives to work through Jeffrey G. Katz.

On August 4, 2004, the Company issued a press release announcing its financial results for the second quarter which were consistent with its July 21, 2004 pre-announcement.

In early August 2004, Parent continued its discussions with the Company and representatives of some or all of the Founding Airlines regarding the possibility of renewing discussions relating to a potential transaction. During this period, Parent conducted limited preliminary financial due diligence regarding the Company’s projections and publicly announced revised earnings guidance (and underlying financial details) for the remainder of 2004 and preliminary projections for fiscal year 2005.

On August 18, 2004, Parent submitted to the Board a revised indication of interest (the “Revised 2004 Proposal”) for the acquisition of all of the outstanding common stock of the Company. The Revised 2004 Proposal indicated that Parent had revised its prior valuation of the Company’s common stock from $30 per share to $26 per share in cash, based in large part on the Company’s previously-announced revisions to its earnings guidance for fiscal year 2004 and Parent’s conversations with the Company’s management. Jeffrey G. Katz conferred telephonically with the directors about the Revised 2004 Proposal and discussed the timing for a meeting of the full Board to discuss the Revised 2004 Proposal.

On August 20, 2004, the Special Committee held a telephonic meeting with its legal and financial advisors. The Special Committee and its advisors discussed Parent’s revised indication of interest. A representative of Winston & Strawn summarized the fiduciary duties of the members of the Special Committee in the context of a potential change of control transaction.

On August 23, 2004, the Special Committee met with its legal advisors and discussed the status of Parent’s revised indication of interest and the terms of Merrill Lynch’s engagement as financial advisor to the Special Committee.

At a meeting of the Board on August 23, 2004, a representative of Credit Suisse First Boston reviewed the history of discussions with Parent leading up to the submission by Parent of a revised indication of interest at $26 per Share and discussed with the Board management’s views of the Company’s prospects. The Board engaged in discussions about Parent’s revised indication of interest and the Company’s proposed response. Following these discussions, the Board authorized a counter-proposal to Parent at $28 per Share.

Later on August 23, 2004, Jeffrey G. Katz telephoned Samuel L. Katz to discuss the Revised 2004 Proposal and the Company’s preliminary projections for 2005. During the conversation, Jeffrey G. Katz presented the Company’s counter-proposal of effecting a potential transaction at an offer price of $28 per share in cash.

On August 25, 2004, the Special Committee met with its legal advisors and discussed the status of the proposed transaction and the final terms of Merrill Lynch’s engagement as financial advisor to the Special Committee.

On August 26, 2004, Parent sent a letter to the Board indicating that Parent had reviewed the Company’s latest projections and could not accept its counter-proposal for a potential transaction at an offer price of $28 per share in cash. Parent indicated that it was prepared to increase its proposal to $27 per share in cash. Mr. Katz conferred telephonically with the directors regarding Parent’s increase of its proposal to $27 per shares in cash. Parent further indicated that its Revised 2004 Proposal was subject to satisfactory completion of confirmatory due diligence, final approval of Parent’s board of directors, the negotiation and execution of a definitive transaction agreement and the receipt of any required regulatory approvals. Over the course of the next several days, representatives of Parent and the Company and their respective financial advisors and legal counsel had numerous discussions relating to the proposed terms of the business combination and various due diligence items.

At a meeting of the Board on August 27, 2004, the Board discussed the $27 per Share indication of interest. After discussion with management and Credit Suisse First Boston, the Board directed senior management of the Company to respond to Parent and reiterate the desired price of $28 per Share but also recommended that the parties plan for and allow Parent to continue due diligence on the Company.

On August 30, 2004, Parent’s legal advisor distributed initial drafts of the definitive agreements relating to the Offers and the Merger, including the Merger Agreement and Stockholder Agreements, to the Company and its advisors. From late August through September 28, 2004, Parent and the Company and their respective advisors continued to engage in Parent’s due diligence review of the Company in meetings and on telephone conferences, as well as through documentation provided by the Company, and to negotiate the terms of the definitive agreements.

At a meeting of the Special Committee on September 13, 2004, management of the Company reviewed the prospects and opportunities for the Company in 2004 and increasingly challenging conditions in the online travel sector since the Company’s initial public offering and the June 2004 discussions with Parent. Representatives of Merrill Lynch and Winston & Strawn were also present. Management also discussed the Company’s preliminary projected performance for 2005. The Special Committee and management also discussed the strategic alternatives available to the Company, and summarized the current offer by the Parent, the transaction process and assessments of alternatives to the offer by Parent. Based on these factors and comparisons of alternatives, management recommended to the Special Committee that the Company continue to evaluate and proceed with negotiations with Parent and the Special Committee concurred.

At a meeting of the Board on September 17, 2004, representatives from Credit Suisse First Boston and Latham & Watkins provided an update on business terms and the status of the proposed transactions. Management of the Company and the Board also discussed the opportunities and challenges for the Company and online travel sector discussed in the Special Committee meeting on September 13, 2004 and also reviewed for the Board the preliminary 2005 projections for the Company. The Credit Suisse First Boston and Latham & Watkins representatives also reviewed the contemplated transaction structure and principal terms.

On September 18 and 19, 2004, there were a series of meetings at the offices of Parent’s legal advisor in New York and telephone conferences, in which various representatives of Parent and the Company and their respective legal and financial advisors participated, in order to negotiate the terms of the definitive agreements.

At a meeting of the Board on September 23, the Board discussed the status of the proposed transactions and the progress of discussions with Parent since the September 17 meeting with management of the Company and its legal and financial advisors. The Board received a presentation from Latham & Watkins regarding the remaining principal open issues under the Merger Agreement.

On September 24, 2004, members of Parent’s management, including Samuel L. Katz, representatives of Citigroup and Cendant’s legal counsel, presented to the board of directors of Parent an overview of the proposed transaction at a recommended purchase price of between $27 and $28 per share. The presentation included a discussion of the strategic rationale for the proposed transaction, benefits of the proposed transaction, likely investor perception of the transaction and the terms of the Merger Agreement and proposed Stockholder Agreements. After discussion, the board of directors unanimously approved the transaction as described in the materials presented to the board of directors of Parent.

On September 26, 2004, representatives of the Company and Parent, together with counsel for the Company, the Special Committee, Parent and the Founding Airlines, met in Chicago to discuss and finalize the terms of the Merger Agreement and Stockholder Agreements.

On the evening of September 26, 2004, the Special Committee held a telephonic meeting with its legal and financial advisors and discussed the status of the proposed transactions and the terms and conditions of the proposed merger agreement and stockholder agreements. The Special Committee received and discussed a presentation from the Winston & Strawn representatives on the fiduciary duties of the Special Committee with respect to the proposed transactions and factors that the Special Committee had considered in evaluating the proposed transactions. The Special Committee also received and discussed a financial presentation from the Merrill Lynch representatives.

On September 27, 2004, revised drafts of the merger agreement and the stockholder agreements were circulated to the Company, the Special Committee, Parent, the Founding Airlines and their respective counsel.

On the evening of September 27, 2004, the Special Committee held a telephonic meeting with its legal and financial advisors and discussed the status of the proposed transactions and the terms and conditions of the proposed Merger Agreement and Stockholder Agreements. The Special Committee also received an updated financial presentation from the Merrill Lynch representatives.

At a meeting on September 27, 2004, the Board received and discussed a presentation by representatives of Latham & Watkins on the terms and conditions of the proposed Merger Agreement and Stockholder Agreements and ancillary transaction documentation and the fiduciary duties of the Board with respect to the proposed transactions. Representatives of Credit Suisse First Boston also reviewed with the Board financial analyses prepared by Credit Suisse First Boston. The Board also received and considered a presentation by the Special Committee as to the factors the Special Committee considered in evaluating the Offers and the Merger.

After the close of financial markets on the afternoon of September 28, 2004, Parent and the Company entered into final negotiations with respect to the Merger Agreement, and Parent, the Founding Airlines and the Company conducted final negotiations on the Stockholder Agreements.

On the evening of September 28, 2004, the Special Committee held a meeting with its legal and financial advisors and discussed the negotiated terms of the proposed transactions, including the terms and conditions of the proposed Merger Agreement and Stockholder Agreements. At the meeting, Merrill Lynch rendered its oral opinion to the Special Committee (subsequently confirmed by delivery of a written opinion dated September 28, 2004) that, as of such date and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Class A Common Stock pursuant to the Class A Offer and the Merger was fair from a financial point of view to holders of Class A Common Stock, other than holders of Class A Common Stock that are holders of Class B Common Stock. The full text of the Merrill Lynch opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is included as Annex C to this Statement and is incorporated herein by reference. The Company’s stockholders are urged to read such opinion in its entirety. The Merrill Lynch opinion was provided to the Special Committee for its information and addresses only the fairness of the consideration to be received by the holders of Class A Common Stock from a financial point of view to the holders of Class A Common Stock, other than holders of Class A Common Stock that are holders of Class B Common Stock, and does not address any other aspect of the Offers or Merger or constitute a recommendation to any stockholder as to whether such stockholder should tender its shares in the Offers. Merrill Lynch’s opinion did not address the merits of the underlying decision by the Company to engage in the Offers or the Merger. The Special Committee discussed further the proposed transactions and, after taking into account the factors discussed in “Reasons for the Recommendation” below, resolved that the Merger Agreement, and the Class A Offer, the Merger and the other transactions contemplated thereby, and the Stockholder Agreements and the transactions contemplated thereby, are advisable and in the best interests of the holders of the Class A Common Stock (other than holders of the Class B Common Stock).

On the evening of September 28, 2004, the Board held a meeting with its legal and financial advisors and discussed the negotiated terms of the proposed transactions, including terms and conditions of the proposed Merger Agreement and Stockholders Agreements. The Board took into account the oral opinion of Credit Suisse First Boston (subsequently confirmed in writing) that, as of September 28, 2004 and based upon and subject to the considerations set forth in its opinion, the consideration to be received by the holders of the Shares other than affiliates of the Company pursuant to the transaction was fair to such holders from a financial point of view, and the financial analyses prepared by Credit Suisse First Boston and reviewed with the Board the previous day. The full text of the Credit Suisse First Boston opinion, which sets forth assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion, is attached as Annex B to this document and is incorporated by reference in its entirety. The Credit Suisse First Boston opinion addresses only the fairness, from a financial point of view, to the holders of the Shares other than affiliates of the Company of the consideration to be received by such holders pursuant to the Offers or the Merger, as of the date of the Credit Suisse First Boston opinion, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offers or as to how such stockholder should vote or act on any matter relating to the Merger. Stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Board also discussed the proposed transactions and, after taking into account the factors discussed in “Reasons for the Recommendation” below, including the recommendation of the Special Committee, resolved that the Merger Agreement, and the Offers, the Merger and the other transactions contemplated thereby, and the Stockholder Agreements and the transactions contemplated thereby, are fair, advisable and in the best interests of the Company and its stockholders. The Board also made the recommendations to stockholders stated in “Recommendation of the Board” above.

Early on the morning of September 29, 2004, prior to the opening of the financial markets, Parent, the Company and the Purchaser executed the definitive Merger Agreement. At the same time, certain stockholders of the Company signed the Stockholder Agreements. A joint press release announcing the transaction was issued after the signing of the definitive Merger Agreement.

On October 6, 2004, the Purchaser commenced the Offers. During the Offers, Parent and the Purchaser intend to have ongoing contact with the Company and its directors, officers, stockholders and representatives.

Reasons for the Recommendation

In approving the Offers, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that holders of Shares accept the Offers and tender their Shares pursuant to the Offers, the Special Committee and the Board considered a number of factors, including, without limitation, the following:

(1) The current and prospective conditions of the online travel sector and the challenges that face the Company and its online travel competitors and how these challenges had evolved since the Company’s initial public offering. In particular, the Board and the Special Committee considered as significant factors: (i) the ability of the Company to compete with larger scale competitors with more diverse profit bases, (ii) the rate at which the Company’s merchant hotel business could expand in current market conditions, (iii) the increased cost of attracting and retaining customers due to increased spending by competitors and the increased costs of online advertising, (iv) increased competition from supplier sites (that is, airline and hotel companies’ own websites), (v) increased competition due to the introduction of new online travel models, and (vi) the need to renew or replace the Company’s relationship with its opaque fare referral sources. The Board and the Special Committee also considered the historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company. In particular, the Board and the Special Committee evaluated the opportunities and risks inherent in attempting to achieve those objectives through a standalone business model, in which the Company would need to successfully execute strategic acquisitions, improvements in marketing efficiency, international expansion and new ventures, or, alternatively, might need to consider a strategic combination with a third party as a means of meeting those objectives. The Board and the Special Committee considered the benefits to the Company’s stockholders of the certainty of Parent’s proposal and the possible detriment to stockholders of no longer participating in any future earnings of the Company or any future growth in the Company’s value in the context of these challenges, prospects and alternatives for the Company.

(2) In the case of the Board, the determination of the Special Committee, which had the power to effectively veto the transaction with Parent, to recommend the Class A Offer.

(3) The opinion of Credit Suisse First Boston delivered to the Board that, as of September 28, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be received by the holders of the Shares (other than affiliates of the Company) pursuant to the Offers and the Merger was fair to such holders from a financial point of view to such holders, which opinion is attached hereto as Annex B and incorporated herein by reference and the presentation by, and discussions with, representatives of Credit Suisse First Boston as to matters relevant to such opinion, as described in “Background” above. The Board also considered that Credit Suisse First Boston was entitled to receive a fee upon delivery of its opinion and that, upon the consummation of the Offers, Credit Suisse First Boston will become entitled to a percentage transaction fee based upon the consideration being paid in the Offers and the Merger in consideration of providing financial advice to the Board.

(4) In the case of the Special Committee, the opinion of Merrill Lynch delivered to the Special Committee that, as of September 28, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the $27.50 per Share in cash to be received by the holders of the Class A Common Stock in the Class A Offer and the Merger is fair from a financial point of view to such holders other than holders of Class A Common Stock that are holders of Class B Common Stock, which opinion is attached hereto as Annex C and incorporated herein by reference. The Special Committee also considered the presentations by and discussions with senior management of the Company and representatives of Merrill Lynch and Winston & Strawn regarding the transactions contemplated by the Merger Agreement and the Stockholders Agreements. The Special Committee also considered that Merrill Lynch had received a fee upon delivery of its opinion and that, upon the consummation of the Offers, Merrill Lynch will become entitled to a percentage transaction fee based upon the consideration being paid in the Offers and the Merger in consideration of providing financial advice to the Special Committee.

(5) That the holders of Class A Common Stock and Class B Common Stock would receive the same per share price and that, in the Merger, stockholders who have not validly tendered their Shares will receive the same consideration received by stockholders who tendered their Shares in response to the Offers.

(6) The historical and current market prices and trading volumes of the Class A Common Stock, and the premiums that $27.50 per share of Class A Common Stock represents with respect to the average market prices of the Class A Common Stock for the 30 trading days immediately preceding September 24, 2004 (approximately 45%), the 20 trading days immediately preceding September 24, 2004 (approximately 40%), the closing price on September 27, 2004 (approximately 33%), and the Company’s initial public offering price (approximately 6%).

(7) The substantial “overhang” of Class B Common Stock on the public market for the Class A Common Stock and the potential adverse impact of future sales of those shares on the Company’s trading price.

(8) The determination of the Class B Stockholders to tender their shares in the Class B Offer and Jeffrey G. Katz to tender his shares (other than 50,001 restricted shares of Class A Common Stock) in the Class A Offer, in each case, pursuant to the Stockholder Agreements, which represent approximately 61% of the Shares outstanding on a fully diluted basis and approximately 95% of the voting power of the outstanding Shares;

(9) Presentations by and discussions with senior management of the Company and representatives of Credit Suisse First Boston and Latham & Watkins regarding the principal terms of the Merger Agreement and the Stockholder Agreements and other ancillary documents.

(10) The best process for maximizing stockholder value in a sale of the Company, including, (a) the Board’s and the Special Committee’s assessment, after consultation with their financial advisors, of the relative likelihood that other potential acquirors would submit competitive proposals absent a pending transaction, given the limited number of potential acquirors in the industry with the financial resources required to consummate an acquisition of the Company; (b) the potential harm to the Company’s business of conducting a public auction; (c) the potential harm to the Company’s business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction; (d) the risk of loss of opportunity to enter into a transaction with Parent; and (e) the lack of assurance that there would be another opportunity for the Company’s stockholders to receive as significant a premium as that contemplated by the proposed transaction.

(11) That the Merger Agreement provides that the Offers may not close until a minimum of 30 trading days following the announcement of the transaction, which the Board and the Special Committee, after consultation with their financial advisors, believed provides an adequate opportunity for alternative proposals to be made, associated due diligence to be conducted and definitive documentation to be negotiated with respect thereto, and for the Board to consider such alternative proposals and agreements, if any.

(12) The negotiations among the Company, the Special Committee and Parent with respect to the Merger Agreement and the Stockholder Agreements, including increases in the cash consideration to be received by the Company’s stockholders from $26.00 per Share to $27.50 per Share.

(13) That the Offers and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that Parent’s obligations to purchase Shares in the Offers and to close the Merger are not subject to its ability to secure financing commitments.

(14) The business reputation, financial resources and high rate of success of Parent in structuring and completing transactions similar to the Offers and the Merger.

(15) That pursuant to the Merger Agreement and subject to certain terms and conditions, if the Company receives an unsolicited bona fide written acquisition proposal during the period in which the Offers are open, and the Board concludes in good faith, after consultation with its financial advisor and outside counsel, that such acquisition proposal is, or is reasonably likely to result in, a proposal that is a “Superior Proposal”, then the Company may, subject to giving Parent prior notice, furnish information to such person and may participate in negotiations and other discussions with such person. A “Superior Proposal” is defined to include any bona fide written proposal to acquire more than 50% (in number or voting power) of the outstanding capital stock or other equity securities of the Company or the acquisition, license, purchase or other disposition of all or substantially all of the assets of the Company that the Board determines in good faith, after consultation with its financial advisor and outside counsel, and taking into account all of the terms and conditions (including, without limitation, legal and regulatory matters) of such proposal, if consummated, would result in a transaction that is more favorable to our stockholders from a financial point of view, than the Offers and the Merger.

(16) That subject to certain terms and conditions the Merger Agreement permits the Board and the Special Committee to (a) withdraw, qualify, modify or amend its approval or recommendation of the Offers or Merger if the Board or the Special Committee determines in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with their fiduciary duties under applicable law, (b) approve or recommend a Superior Proposal, or (c) terminate the Merger Agreement and cause the Company to enter into a definitive agreement with respect to a Superior Proposal, subject to providing Parent and Purchaser notice and an opportunity to match the terms of the Superior Proposal, and that in such circumstances the Stockholder Agreements will terminate.

(17) That the Company is required to pay Parent a termination fee of $40,570,000 if (a) the Company terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, or (b) Parent terminates the Merger Agreement for any of the reasons described in factor (16) above. In addition, the Company is required to pay the termination fee to Parent if it consummates an alternative proposal in a circumstance in which Parent terminates the Merger Agreement because United has not timely filed a motion seeking the United Bankruptcy Court Approval or the United Bankruptcy Court Approval has not been obtained and, prior to such time, an acquisition proposal has been publicly made and not withdrawn that provides an equal or higher price per share than the Offer Price, and a definitive agreement with respect to such acquisition proposal is entered into within nine months after termination of the Merger Agreement. The Board considered whether the termination fee could discourage the submission of an acquisition proposal by any person other than Parent because the provisions increase the cost to such person of acquiring the Company by an amount equal to the termination fee. The Board also considered the advice of its financial advisor that the termination fee was reasonable and customary, given the size of the transaction and market comparables, and would not be expected to materially deter an acquisition proposal by persons other than Parent.

(18) The ability of the Company’s stockholders who object to the Merger to obtain “fair value” for their shares if they exercise and perfect their appraisal rights under Delaware law.

(19) That as described in Item 3(b) above, existing agreements with certain executive officers could result in the acceleration of certain rights and payments as a result of consummation of the transactions.

(20) That the cash consideration to be received by the Company’s stockholders will be taxable to them.

(21) The likelihood of receiving the regulatory approvals required to consummate the Offers, including the expiration of any applicable waiting periods under the HSR Act.

The foregoing discussion of information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive, but is believed to include substantially all of the material factors, both positive and negative, considered by the Special Committee and the Board. In evaluating the transactions, the members of the Special Committee and the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company’s management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Special Committee and the Board may have given different weights to different factors.

Intent to Tender

To the Company’s knowledge, its executive officers, directors, affiliates and subsidiaries, who collectively own 29,501,914 Shares currently intend to tender to Purchaser in the Offers all of the Shares held of record or beneficially owned by them, except for any shares of restricted Class A Common Stock held by such persons that are subject to forfeiture restrictions and prohibitions on transferability. To this end, the Founding Airlines and Jeffrey G. Katz have entered into the Stockholder Agreements pursuant to which they have agreed to irrevocably tender (subject to the right of each Founding Airline to terminate a Stockholder Agreement to which it is a party under certain circumstances and withdraw any shares tendered in the Class B Offer) all the Shares (other than, in the case of Jeffrey G. Katz, 50,001 restricted shares of Class A Common Stock) they beneficially own (which represent approximately 61% of the Shares outstanding on a fully diluted basis and approximately 95% of the voting power of outstanding Shares as of September 24, 2004), subject, in the case of United, to obtaining United Bankruptcy Court Approval.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Board retained Credit Suisse First Boston to act as its financial advisor in connection with the transaction. Credit Suisse First Boston was selected by the Board based on Credit Suisse First Boston’s qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse First Boston and its affiliates have in the past provided financial and investment banking services to the Company and its affiliates and Parent unrelated to the proposed transaction for which they have received compensation and Credit Suisse First Boston and its affiliates may in the future provide such services to the Company and Parent for which they would expect to receive compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of the Company and Parent for their and their affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The Company engaged Credit Suisse First Boston to provide financial advisory services to the Board in connection with the transaction, including rendering its opinion attached as Annex B. Pursuant to the terms of an engagement letter, Credit Suisse First Boston will receive a customary fee for its services, a significant portion of which is contingent upon the consummation of the Offers. Credit Suisse First Boston is also entitled to receive a fee for rendering its opinion. In addition, the Company has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney’s fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

The Special Committee retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has, in the past, provided financial advisory and financing services to certain of the Company’s affiliates, including the holders of the Class B Common Stock, as well as Parent and its affiliates and may continue to do so and has received, and may receive, fees for rendering such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the equity and other securities of the Company, as well as securities of the holders of the Class B Common Stock and of Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Pursuant to a letter agreement dated as of June 21, 2004 between the Special Committee and Merrill Lynch, Merrill Lynch will be paid a customary fee for its services, a significant portion of which is contingent upon the consummation of the tender offers and the merger. Merrill Lynch has also received a fee for rendering its opinion. Additionally, the Company will reimburse Merrill Lynch for certain reasonable out-of-pocket expenses, including certain reasonable fees and disbursements of its legal counsel. The Company will also indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under the federal securities laws.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offers.

Item 6.	Interest in Securities of the Subject Company.

(a)	No transactions in the Shares have been effected during the last 60 days by the Company.

(b) No transactions in the Shares have been effected during the last 60 days, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth herein, as of the date of this Statement the Company is not undertaking or engaged in any negotiations in response to the Offers that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

(b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offers that relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent and Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company’s stockholders.

General Corporation Law of the State of Delaware

The Company is incorporated under the laws of the State of Delaware and is subject to the DGCL. The following is a brief description of certain aspects of the DGCL applicable to the transactions contemplated by the Merger Agreement.

Merger

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offers (including any extension thereof) or otherwise, at least 90% of each class of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offers without a vote by the Board or the Company’s stockholders. However, if Purchaser is not able to acquire at least 90% of each class of the outstanding Shares pursuant to the Offers (including any extension thereof) or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger. As a result, the Company would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Merger cannot be accomplished as a short-form merger under Section 253 of the DGCL, a longer period of time will be required to effect the Merger and pay stockholders who do not tender their Shares in the Offers. However, it is a condition to consummation of the Offers that (1) there has been validly tendered and not withdrawn prior to the expiration of the Offers at least a majority of Shares outstanding (determined on a fully diluted basis) and a majority of the voting power of all securities of the Company entitled to vote in the election of directors and (2) that all Class B Stockholder approvals required under the Company’s certificate of incorporation to the consummation of the Merger shall have been obtained. Thus, upon completion of the Offers, the results of any stockholder vote to adopt the Merger Agreement and approve the Merger should be assured.

Appraisal Rights

No appraisal rights are available unless and until the Merger is consummated. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL (“Section 262”) will have the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation. In addition, such dissenting stockholders will be entitled to receive payment of a fair rate of interest, if any, from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including asset values and earning capacity. In Weinberger

v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern” to be included in the appraisal process. The value so determined in any appraisal proceeding could be the same, more or less than the consideration to be paid in the Offers and the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights under the DGCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the DGCL.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell Shares in the Offers will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offers therefor.

Delaware Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. The Company has initially elected not to be governed by Section 203 of the DGCL, and Section 203 of the DGCL does not currently apply to the Company. However, the Company has elected to be governed by Section 203 of the DGCL from and after the reduction in the number of votes per share to which holders of our Class B Common Stock are entitled. The increased voting powers of the Class B Common Stock will be reduced effective from and after the purchase of all our shares of Class B Common Stock by Purchaser in the Offers. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. We believe that under Delaware law Section 203 will not be applicable to the Offers and the Merger. To ensure that the restrictions contained in Section 203 of the DGCL do not apply to the Offers and the Merger, on September 28, 2004, prior to the execution of the Merger Agreement, the Board by unanimous vote of all directors present at a meeting held on such date, approved the Merger Agreement and the transactions contemplated thereby, including the Purchaser’s acquisition of Shares pursuant to the Offers, and the Merger and the Stockholder Agreements. Accordingly, the restrictions on business combinations provided for in Section 203 are inapplicable to the Offers and the Merger.

United States Antitrust

The Offers and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

Pursuant to the HSR Act, on October 1, 2004, each of Parent and the Company filed a Notification and Report Form for Certain Mergers and Acquisitions in connection with the purchase of the Shares pursuant to the Offers and the Merger with the Antitrust Division and the FTC. Parent and the Company have made such filing on the basis of the Merger and, accordingly, the filing will be subject to a 30-day initial waiting period, for which early termination has been requested. Under the provisions of the HSR Act applicable to the Offers and the Merger, the waiting period will expire at 11:59 p.m., New York City time, on November 1, 2004, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the thirtieth day after substantial compliance by Parent and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The Purchaser need not accept for payment Shares tendered pursuant to the Offers unless and until the waiting period requirements imposed by the HSR Act with respect to the Offers have been satisfied. The summary and description of this regulatory approval process contained in Section 15 (“Certain Legal Matters—Antitrust”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Exhibits.

The following Exhibits are filed herewith:

Exhibit No.

(a	)(1)(A)	Offer to Purchase, dated October 6, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Cendant Corporation on October 6, 2004).

(a	)(1)(B)	Form Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Cendant Corporation on October 6, 2004).

(a	)(2)*	Letter to Stockholders of the Company, dated October 6, 2004.

(a	)(5)(A)*	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated September 28, 2004 (attached as Annex C to this Statement).

(a	)(5)(B)*	Opinion of Credit Suisse First Boston LLC, dated September 28, 2004 (attached as Annex B to this Statement).

(a	)(5)(C)

Press release issued by the Company on September 29, 2004, email to Company employees and certain other materials issued by the Company on September 29, 2004 (incorporated by reference to Schedule 14D-9C filed by the Company on September 29, 2004).

(a	)(5)(D)	Q&A to Company employees and certain other materials issued by the Company on September 30, 2004 (incorporated by reference to Schedule 14D-9C filed by the Company on September 30, 2004).

(a	)(5)(E)*	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Statement).

Exhibit No.

(e	)(1)

Agreement and Plan of Merger, dated September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and the Company (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on September 29, 2004).

(e	)(2)

Stockholder Agreement, dated September 29, 2004, by and among United Air Lines, Inc., Cendant Corporation and Robertson Acquisition Corporation (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by the Company on September 29, 2004).

(e	)(3)

Stockholder Agreement, dated September 29, 2004, by and among American Airlines, Inc., Cendant Corporation and Robertson Acquisition Corporation (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on September 29, 2004).

(e	)(4)

Stockholder Agreement, dated September 29, 2004, by and among Continental Airlines, Inc., Cendant Corporation and Robertson Acquisition Corporation (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by the Company on September 29, 2004).

(e	)(5)

Stockholder Agreement, dated September 29, 2004, by and among Delta Air Lines, Inc., Cendant Corporation and Robertson Acquisition Corporation (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by the Company on September 29, 2004).

(e	)(6)

Stockholder Agreement, dated September 29, 2004, by and among Northwest Airlines, Inc., Cendant Corporation and Robertson Acquisition Corporation (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by the Company on September 29, 2004).

(e	)(7)

Stockholder Agreement, dated September 29, 2004, by and among Jeffrey G. Katz, Cendant Corporation and Robertson Acquisition Corporation (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by the Company on September 29, 2004).

(e	)(7)(a)

Amendment No. 1 to Stockholder Agreement, dated October 6, 2004, by and among Jeffrey G. Katz, Cendant Corporation and Robertson Acquisition Corporation (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Cendant Corporation on October 6, 2004.

(e)(8)

Form of Second Amended and Restated Airline Charter Associate Agreement between Orbitz and the Founding Airlines (incorporated by reference to Exhibit No. 10.1 to Amendment No. 5 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, with a file date of November 26, 2003).

(e)(9)

Development, License and Hosting Agreement, dated as of September 9, 2001, between Orbitz and American Airlines, Inc. (incorporated by reference to Exhibit No. 10.10 to Amendment No. 7 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on December 16, 2003).

(e	)(10)

Amendment No. 1 to the Development, License and Hosting Agreement, dated as of May 10, 2002, between Orbitz and American Airlines, Inc. (incorporated by reference to Exhibit No. 10.11 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e	)(11)

Amendment No. 2 to the Development, License and Hosting Agreement, dated as of January 23, 2004, between Orbitz and American Airlines, Inc. (incorporated by reference to Exhibit No. 10.11(a) to the Quarterly Report on Form 10-Q of Orbitz, Inc. for the quarter ended March 31, 2004).

Exhibit No.

(e	)(12)

Development, License and Hosting Agreement, dated as of March 8, 2002, between Orbitz and Northwest Airlines, Inc. (incorporated by reference to Exhibit No. 10.12 to Amendment No. 7 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on December 16, 2003).

(e	)(13)

First Amendment to the Development, License and Hosting Agreement, dated as of December 30, 2003, between Orbitz and Northwest Airlines, Inc. (incorporated by reference to Exhibit No. 10.12(a) to the Annual Report on Form 10-K of Orbitz, Inc. for the year ended December 31, 2003).

(e	)(14)

Tax Agreement, dated as of November 25, 2003, between Orbitz and American Airlines, Inc., Continental Airlines, Inc., Omicron Reservations Management, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (incorporated by reference to Exhibit No. 10.36 to Amendment No. 5 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, with a file date of November 26, 2003).

(e	)(15)

Exchange Agreement, dated as of November 25, 2003, between Orbitz, Inc., Orbitz, LLC, American Airlines, Inc., Continental Airlines, Inc., Omicron Reservations Management, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (incorporated by reference to Exhibit No. 10.37 to Amendment No. 5 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, with a file date of November 26, 2003).

(e	)(16)

Amendment No. 1 to the Exchange Agreement (incorporated by reference to Exhibit No. 10.37(b) to Amendment No. 7 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on December 16, 2003).

(e	)(17)

Revised Form of Supplier Link Agreement between Orbitz and certain airline charter associates (incorporated by reference to Exhibit No. 10.2(a) to the Quarterly Report on Form 10-Q of Orbitz, Inc. for the quarter ended March 31, 2004).

(e	)(18)

Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit No. 4.2 to Amendment No. 5 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, with a file date of November 26, 2003).

(e	)(19)

Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of April 14, 2004 (incorporated by reference to Exhibit No. 4.2(a) to the Quarterly Report on Form 10-Q of Orbitz, Inc. for the quarter ended June 30, 2004).

(e	)(20)

Orbitz, Inc. 2000 Stock Plan (incorporated by reference to Exhibit No. 10.30 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e	)(21)

Amended and Restated Orbitz, Inc. 2002 Stock Plan (incorporated by reference to Exhibit No. 10.31 to Amendment No. 5 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, with a file date of November 26, 2003).

(e	)(22)

Amendment to the Amended and Restated Orbitz, Inc. 2002 Stock Plan (incorporated by reference to Exhibit No. 10.31(a) to Amendment No. 5 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, with a file date of November 26, 2003).

(e	)(23)*	Second Amended and Restated Orbitz, Inc. 2002 Stock Plan.

(e)(24)

Form of Indemnification Agreement between Orbitz and each director (incorporated by reference to Exhibit No. 10.32 to Amendment No. 5 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, with a file date of November 26, 2003).

Exhibit No.

(e	)(25)

Promissory Note and Stock Pledge Agreement, dated as of August 31, 2001, between Orbitz and Jeffrey G. Katz (incorporated by reference to Exhibit No. 10.19 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e)(26)

Employment Agreement, dated as of July 6, 2003, between Orbitz and Jeffrey G. Katz (incorporated by reference to Exhibit No. 10.20 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e)(27)

Employment Agreement, dated as of October 2, 2000, between Orbitz and John J. Park (incorporated by reference to Exhibit No. 10.21 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e)(28)

Employment Agreement, dated as of July 1, 2003, between Orbitz and Christopher T. Hjelm (incorporated by reference to Exhibit No. 10.22 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e)(29)

Employment Agreement, dated as of August 18, 2003, between Orbitz and John R. Samuel (incorporated by reference to Exhibit No. 10.23 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e)(30)

Restricted Stock Agreement, dated as of July 12, 2001, between Orbitz and Jeffrey G. Katz (incorporated by reference to Exhibit No. 10.24 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e)(31)

Restricted Stock Agreement, dated as of May 7, 2001, between Orbitz and John J. Park (incorporated by reference to Exhibit No. 10.25 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e)(32)

Restricted Stock Agreement, dated June 16, 2003, between Orbitz and John J. Park (incorporated by reference to Exhibit No. 10.26 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e	)(33)

Restricted Stock Agreement, dated as of July 1, 2003, between Orbitz and Christopher T. Hjelm (incorporated by reference to Exhibit No. 10.27 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e	)(34)

Restricted Stock Agreement, dated as of July 6, 2003, between Orbitz and Jeffrey G. Katz (incorporated by reference to Exhibit No. 10.28 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

(e	)(35)

Restricted Stock Agreement, dated as of August 18, 2003, between Orbitz and John R. Samuel (incorporated by reference to Exhibit No. 10.29 to Amendment No. 3 to the Registration Statement on Form S-1 of Orbitz, Inc., Registration No. 333-88646, filed on October 21, 2003).

Exhibit No.

(e)(36)

Confidentiality Agreement, dated September 4, 2003, by and between Cendant Corporation and the Company (incorporated by reference to Exhibit (d)(9) to the Schedule TO filed by Cendant Corporation on October 6, 2004).

Annex A	The Information Statement of the Company, dated October 6, 2004.

Annex B	Opinion of Credit Suisse First Boston LLC, dated September 28, 2004.

Annex C	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated September 28, 2004.

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBITZ, INC.

By:	/s/ JEFFREY G. KATZ
Name:	Jeffrey G. Katz
Title:	Chairman, President and Chief Executive Officer

Dated: October 6, 2004

ANNEX A

ORBITZ, INC.

200 SOUTH WACKER DRIVE, SUITE 1900

CHICAGO, ILLINOIS 60606

Information Statement Pursuant to Section 14(f)

of the Securities and Exchange Act of 1934

and Rule 14f-1 Thereunder

This Information Statement (“Information Statement”) is being mailed on or about October 6, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Orbitz, Inc. (the “Company” or “Orbitz”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent (as defined below) to a majority of seats on the Board of Directors of the Company (the “Board of Directors”). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Schedule 14D-9.

On September 29, 2004, the Company, Cendant Corporation, a Delaware corporation (“Parent”), and Robertson Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser will commence tender offers to purchase all of the Company’s outstanding shares of Class A common stock, par value $.001 per share (the “Class A Common Stock”), and all of the Company’s outstanding shares of Class B common stock, par value $.001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock” or “Shares”), at a price of $27.50 per Share, net to the seller in cash without interest (the “Offers”).

The Merger Agreement requires that, promptly upon Purchaser’s purchase of and payment for Shares representing at least a majority of the Shares outstanding and no less than a majority of the voting power of the Shares entitled to vote in the election of directors pursuant to the Offers, the Company shall, upon Parent’s request, take such actions as are necessary to enable the directors designated by Parent to be elected to the Board of Directors.

Pursuant to the Merger Agreement, Parent commenced the Offers on October 6, 2004. The Offers are scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 10, 2004, unless the Offers are extended in accordance with the terms of the Merger Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement supplements the information in the Solicitation/Recommendation statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex A. You are urged to read the Solicitation/Recommendation statement and this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Parent, Purchaser and their director designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

GENERAL INFORMATION REGARDING THE COMPANY

Voting Securities of the Company

The Company has two classes of voting securities outstanding. Each share of Class A Common Stock entitles the holder thereof to one vote. As of September 24, 2004, there were 14,356,179 shares of Class A Common Stock outstanding. The Class B Common Stock entitles the holders thereof to ten votes per share on all matters submitted to a vote of the stockholders of the Company and one vote per share on all matters submitted to a vote of the holders of Class B Common Stock. In addition, the holders of Class B Common Stock are entitled to separate approval rights for certain strategic corporate actions and transactions. As of September 24, 2004, there were 27,173,461 shares of Class B Common Stock outstanding.

Parent Designees to the Board of Directors of the Company

The Merger Agreement provides that promptly upon purchase of and payment for any Shares by Parent or Purchaser, pursuant to the Offers, which represents at least a majority of the Shares outstanding and no less than a majority of the voting power of the outstanding Shares entitled to vote in the election of directors, Parent shall be entitled to elect or designate directors to the Board of Directors (“Parent Designees”) such that the number of directors elected or designated by Parent or Purchaser is equal to (rounding up to the next whole number) the product of the total number of directors on the Board of Directors (giving effect to the directors elected or designated pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates bears to the total number of Shares then outstanding. Thereafter, and upon Parent’s request, the Company shall take such actions as are necessary to enable the Parent Designees to be elected or designated to the Board of Directors, including filling vacancies or newly created directorships on the Board of Directors, increasing the size of the Board of Directors and/or securing the resignations of incumbent directors (subject to the right of any holder of Class B Common Stock to designate a director to the Board of Directors as provided in the Company’s certificate of incorporation), and shall use its commercial best efforts to cause the Parent Designees to be so elected or designated.

In the event that the Parent Designees are elected or designated to the Board of Directors, then until the Effective Time, the Company shall cause the Board of Directors to maintain three directors who are designated or selected by the holders of Class A Common Stock on the date hereof (the “Independent Directors”).

The Parent Designees will be selected by Parent from among the individuals listed on Schedule I attached hereto and incorporated herein by reference. Each of the individuals listed on Schedule I has consented to serve as a director of the Company if appointed or elected. None of the individuals (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of Parent and Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent and Purchaser that, to the best of their knowledge, none of such executive officers has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed in the Schedule TO filed by Parent or the Schedule 14D-9.

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as the Parent Designees are set forth on Schedule I. Pursuant to the Merger Agreement, in the event that the Parent Designees constitute a majority of the Board of Directors after the purchase of and payment for Shares pursuant to the Offers, but prior to the Effective Time, then an affirmative vote of a majority of the Independent Directors shall (in addition to the approval rights of the Board of Directors or the stockholders of the Company as may be required by the Company’s certificate of incorporation or bylaws or applicable law) be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect the holders of Shares (other than Parent or Purchaser) or adversely affect any other of the Company’s directors, (iii) amend the Company’s certificate or incorporation or bylaws of the Company if such action would materially and adversely affect the holders of Shares (other than Parent or Purchaser), or (iv) take any other action of the Board of Directors under or in connection with the Merger Agreement if such action would materially and adversely affect the holders of Shares (other than Parent or Purchaser); provided, however, that in the event there shall be no Independent Directors as a result of deaths, disabilities or refusal to serve, then such actions may be effected by a majority vote of the entire Board of Directors.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table presents information concerning the beneficial ownership of the Shares as of September 24, 2004 by: (i) each person the Company knows to be a beneficial owner of 5% or more of any class of outstanding Shares; (ii) each of the Company’s named executive officers; (iii) each of the Company’s directors; and (iv) all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, the Company believes that each stockholder identified in the table possesses sole voting and investment power over all Shares shown as beneficially owned by that stockholder. Percentage of beneficial ownership is based on 41,529,640 shares of Common Stock outstanding as of September 24, 2004. Shares subject to options that are currently exercisable or exercisable within 60 days of September 24, 2004 are considered outstanding and beneficially owned by the person holding the options for purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is 200 S. Wacker Drive, Suite 1900, Chicago, Illinois 60606.

	Shares of Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number		Percentage
American Airlines, Inc. 4333 Amon Carter Boulevard Fort Worth, Texas 76155	6,733,847	(1)	16.21%
United Air Lines, Inc. 1200 East Algonquin Road Elk Grove Village, Illinois 60007	6,733,847	(2)	16.21
Delta Air Lines, Inc. 1030 Delta Boulevard Atlanta, Georgia 30320	5,206,897	(3)	12.54
Northwest Airlines, Inc. 2700 Lone Oak Parkway Eagan, Minnesota 55121	4,949,201	(4)	11.92
Continental Airlines, Inc. 1600 Smith Street Houston, Texas 77002	3,549,669	(5)	8.55
Mellon Financial Corporation 500 Grant Street Pittsburgh, Pennsylvania 1528	3,264,230	(6)	7.86
Massachusetts Financial Services Company 500 Boylston Street, 15th Floor Boston, Massachusetts 02116	1,511,980	(7)	3.64
Citadel Limited Partnership 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603	988,884	(8)	2.38
The Goldman Sachs Group, Inc. 85 Broad Street New York, New York 10004	819,705	(9)	1.97
Hunter Global Investors L.P. 350 Park Avenue, 11th Floor New York, New York 10022	781,700	(10)	1.88

	Shares of Common Stock Beneficially Owned
Name and Address of Beneficial Owner	Number		Percentage
Jeffrey G. Katz	1,681,943	(11)	3.91
John J. Park	435,897	(12)	1.04
Christopher T. Hjelm	88,887	(13)	*
John R. Samuel	64,582	(14)	*
Scott D. Miller	5,151	(15)	*
Marc L. Andreessen	5,330	(16)	*
Denise K. Fletcher	5,552	(17)	*
Vincent F. Caminiti	2,946	(18)	*
Daniel P. Garton	6,738,998	(19)	16.22
J. Timothy Griffin	4,977,064	(20)	11.98
Douglas A. Hacker	6,738,998	(21)	16.22
Jeffery A. Smisek	3,549,669	(22)	8.55
All directors and executive officers as a group (12 persons)	24,295,017	(23)	55.73

*	Less than 1%.
(1)	Represents shares of Series B-AA common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of American Airlines. To the extent American Airlines is deemed to beneficially own the shares owned by the other Founding Airlines, American Airlines disclaims beneficial ownership of such shares.

(2)	Represents shares of Series B-UA common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of United Air Lines. To the extent United Air Lines is deemed to beneficially own the shares owned by the other Founding Airlines, United Air Lines disclaims beneficial ownership of such shares.

(3)	Represents shares of Series B-DL common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Delta Air Lines. To the extent Delta Air Lines is deemed to beneficially own the shares owned by the other Founding Airlines, Delta Air Lines disclaims beneficial ownership of such shares.

(4)	Represents shares of Series B-NW common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Northwest Airlines. To the extent Northwest Airlines is deemed to beneficially own the shares owned by the other Founding Airlines, Northwest Airlines disclaims beneficial ownership of such shares.

(5)	Represents shares of Series B-CO common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Continental Airlines. To the extent Continental Airlines is deemed to beneficially own the shares owned by the other Founding Airlines, Continental Airlines disclaims beneficial ownership of such shares.

(6)	Information obtained solely by reference to the Schedule 13G/A filed with the Securities and Exchange Commission on July 9, 2004 by Mellon Financial Corporation and certain of its affiliates. Mellon Financial Corporation or its affiliates are reported as the beneficial owners with shared voting and investment power of the shares beneficially owned as reported by them.

(7)	Information obtained solely by reference to the Schedule 13G filed with the Securities and Exchange Commission on August 10, 2004 by Massachusetts Financial Services Company. Massachusetts Financial Services Company is reported as the beneficial owner with sole voting and investment power over the shares reported as beneficially owned by them.

(8)	Information obtained solely by reference to the Schedule 13G filed with the Securities and Exchange Commission on January 21, 2004 by Citadel Limited Partnership and certain of its affiliates. Citadel

Limited Partnership and its affiliates are reported as the beneficial owners with shared voting and investment power of all 988,884 shares. These 988,884 shares represent 788,884 shares and 2,000 call options, which are exercisable into 200,000 shares.

(9)	Information obtained solely by reference to the Schedule 13G filed with the Securities and Exchange Commission on February 11, 2004 by The Goldman Sachs Group, Inc. (“GS Group”) and Goldman, Sachs & Co. (“Goldman Sachs”). GS Group reports that the securities being reported on by GS Group, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs. GS Group and Goldman Sachs have shared voting and investment power over the shares reported as beneficially owned by them.

(10)	Information obtained solely by reference to the Schedule 13G filed with the Securities and Exchange Commission on December 30, 2003 by Hunter Global Investors L.P. (“Investors”) and certain of its affiliates. Investors reports that (i) Hunter Global Associates, L.L.C. is the beneficial owner with shared voting and investment power of 293,130 shares in its capacity as general partner of Hunter Global Investors Fund I L.P. (“Fund I”) and Hunter Global Investors Fund II L.P. (“Fund II”), (ii) Fund I is the beneficial owner with shared voting and investment power of 275,150 shares, and (iii) Fund II is the beneficial owner with shared voting and investment power of 17,980 shares.

(11)	Includes 150,000 restricted shares, of which 100,000 shares have vested and 50,000 shares are scheduled to vest equally over three years on each July 6 through 2007, subject to early vesting provisions, and options to acquire 1,531,943 shares of Class A common stock which are exercisable within 60 days of September 24, 2004.

(12)	Includes 27,913 restricted shares, of which 15,413 shares have vested and 12,500 shares are scheduled to vest equally over four years on the anniversary of April 3, 2003, and options to acquire 407,984 shares of Class A common stock which are exercisable within 60 days of September 24, 2004.

(13)	Represents 33,333 restricted shares of which 8,333 shares have vested and 25,000 shares are scheduled to vest equally over three years on each July 1 through 2007 and options to acquire 55,554 shares of Class A common stock which are exercisable within 60 days of September 24, 2004.

(14)	Represents 33,333 restricted shares of which 8,333 shares have vested and 25,000 shares are scheduled to vest equally over three years on each August 18 through 2007 and options to acquire 31,249 shares of Class A common stock which are exercisable within 60 days of September 24, 2004.

(15)	Includes options to acquire 5,151 shares of Class A common stock which are exercisable within 60 days of September 24, 2004.

(16)	Includes options to acquire 5,330 shares of Class A common stock which are exercisable within 60 days of September 24, 2004.

(17)	Includes options to acquire 5,552 shares of Class A common stock which are exercisable within 60 days of September 24, 2004.

(18)	Includes options to acquire 2,946 shares of Class A common stock, which are exercisable within 60 days of September 24, 2004.

(19)	Includes options to acquire 5,151 shares of Class A common stock which are exercisable within 60 days of September 24, 2004 and 6,733,847 shares of Series B-AA common stock held of record by American Airlines, Inc. Mr. Garton serves as Executive Vice President—Marketing of American Airlines and AMR Corporation. To the extent Mr. Garton is deemed to beneficially own these shares as a result of his position as Executive Vice President—Marketing of American Airlines and AMR Corporation, Mr. Garton disclaims beneficial ownership of these shares.

(20)	Includes options to acquire 5,151 shares of Class A common stock which are exercisable within 60 days of September 24, 2004 and 4,949,201 shares of Series B-NW common stock held of record by Northwest

Airlines, Inc. Mr. Griffin serves as Executive Vice President of Northwest Airlines. To the extent Mr. Griffin is deemed to beneficially own these shares as a result of his position as Executive Vice President of Northwest Airlines, Mr. Griffin disclaims beneficial ownership of these shares.

(21)	Includes options to acquire 5,151 shares of Class A common stock which are exercisable within 60 days of September 24, 2004 and 6,733,847 shares of Series B-UA common stock held of record by United Air Lines, Inc. Mr. Hacker serves as Executive Vice President—Strategy of United Air Lines and UAL Corporation. To the extent Mr. Hacker is deemed to beneficially own these shares as a result of his position as Executive Vice President—Strategy of United Air Lines and UAL Corporation, Mr. Hacker disclaims beneficial ownership of these shares.

(22)	Includes 3,549,669 shares of Series B-CO common stock held of record by Continental Airlines, Inc. Mr. Smisek serves as Executive Vice President of Continental Airlines, Inc. To the extent Mr. Smisek is deemed to beneficially own these shares as a result of his position as Executive Vice President of Continental Airlines, Mr. Smisek disclaims beneficial ownership of these shares.

(23)	Includes 244,579 restricted shares, of which 132,079 have vested, with the remaining shares scheduled to vest on or before August 18, 2007, and options to acquire 2,061,162 shares of Class A common stock which are exercisable within 60 days of September 24, 2004.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Information Concerning the Directors

The Board of Directors currently consists of nine members, three of whom are Class A Directors, five of whom are Class B Directors and one of whom is the Management Director. The Class A Directors are divided into three classes having staggered three-year terms, one of whom serves in Class I whose term will expire at the Annual Meeting to be held in 2007, one of whom serves in Class II whose term will expire at the Annual Meeting to be held in 2005, and one of whom serves in Class III and whose term will expire at the Annual Meeting to be held in 2006. Upon the expiration of the term of a Class A Director, the person nominated to serve as the director in such class is elected for a three-year term at the Annual Meeting in the year in which such term expires. The Class B Directors and the Management Director are elected by the holders of Class B Common Stock for a one-year term at each Annual Meeting. The Company’s Amended and Restated Bylaws require that the nominee for the Management Director be the Company’s Chief Executive Officer.

Background information with respect to the members of the Board of Directors appears below. The background information with respect to the Parent Designees appears on Schedule I, attached hereto.

Name	Age	Position
Jeffrey G. Katz	49	Chairman of the Board of Directors, President and Chief Executive Officer
Denise K. Fletcher	55	Class A Director—Class I
Marc L. Andreessen	32	Class A Director—Class II
Scott D. Miller	51	Class A Director—Class III
Daniel P. Garton	46	Series B-AA Director
Jeffery A. Smisek	50	Series B-CO Director
Vincent F. Caminiti	60	Series B-DL Director
J. Timothy Griffin	52	Series B-NW Director
Douglas A. Hacker	48	Series B-UA Director

Jeffrey G. Katz has served as the Chairman, President and Chief Executive Officer of Orbitz since July 2000. Prior to joining Orbitz, Mr. Katz was President and Chief Executive Officer of Swissair Group’s Swissair, an international airline, from April 1997 until July 2000. Previously, Mr. Katz spent 17 years at American Airlines, an international airline, in a variety of executive roles including President of the Global Distribution System Division of Sabre. Mr. Katz received a B.S. in Mechanical Engineering from the University of California—Davis in 1976, an M.S. in Mechanical Engineering from Stanford University in 1978 and an M.S. from the Massachusetts Institute of Technology in 1980.

Denise K. Fletcher has served as a director of Orbitz since March 2004. Ms. Fletcher served as Chief Financial Officer—Executive Vice President of MasterCard Incorporated, an international payment solutions company, from September 2000 to May 2003. Ms. Fletcher also served as Chief Financial Officer, Senior Vice President of Bowne Inc., a global document management and information services provider, from September 1996 to August 2000. Ms. Fletcher is a director and member of the audit committee and the nominating and corporate governance committee of Unisys Corporation, a company traded on the New York Stock Exchange.

Marc L. Andreessen has served as a director of Orbitz since January 2004. Since September 1999, Mr. Andreessen has served as the Chairman of the Board of Opsware Inc., a Nasdaq company and leading provider of data center automation. Mr. Andreessen co-founded Opsware Inc. in September 1999. In 1994, Mr. Andreessen co-founded Netscape, the first Web browser company, and served as its Chief Technology Officer and Executive Vice President of Products. After America Online acquired Netscape in 1999, Mr. Andreessen became the Chief Technology Officer of America Online, responsible for guiding its overall technological direction. While attending the University of Illinois, Mr. Andreessen created the first Internet browser with a team of students and staff at the University’s National Center for Supercomputing Applications (NCSA). Mr. Andreessen also serves as a director of Blue Coat Systems, a Nasdaq company that is a provider of secure proxy appliances that control user communications and content over the Internet.

Scott D. Miller has served as a director of Orbitz since December 2003. Since October 2003, Mr. Miller has been a private investor. Mr. Miller served as Non-Executive Vice Chairman of Hyatt Hotels Corporation from May 2003 through September 2003; President from December 1999 to April 2003; and Executive Vice President from August 1997 to December 1999. Mr. Miller is also a director of Schindler Holding Ltd. and of AXA Financial, Inc., a subsidiary of AXA Group.

Daniel P. Garton has served as a director of Orbitz since October 2002. Mr. Garton has served as Executive Vice President—Marketing of AMR Corporation and American Airlines since September 2002. Mr. Garton was Executive Vice President—Customer Services of American Airlines from January 2000 to September 2002, Senior Vice President—Customer Services from September 1998 to January 2000 and President of American Eagle Airlines from July 1995 to September 1998. Mr. Garton has served as a trustee of Liberty Property Trust, a Maryland real estate investment trust, since December 2001.

Jeffery A. Smisek has served as a director of Orbitz since January 2003. Mr. Smisek has served as Executive Vice President of Continental Airlines since March 2003. From May 2001 to March 2003, Mr. Smisek served as Executive Vice President—Corporate and Secretary and from November 1996 to May 2001, Mr. Smisek served as Executive Vice President, General Counsel and Secretary of Continental Airlines. Mr. Smisek is also a director of Varco International, Inc.

Vincent F. Caminiti has served as a director of Orbitz since May 2000. Mr. Caminiti retired from Delta Air Lines in June 2004. Prior to his retirement, Mr. Caminiti has served as Senior Vice President—Profitability Initiatives of Delta Air Lines since January 2003. Mr. Caminiti was Senior Vice President—e-Business of Delta Air Lines from September 2000 to January 2003, Senior Vice President—Sales & Distribution from November 1998 to September 2000 and Senior Vice President—Sales and International from November 1996 to November 1998.

J. Timothy Griffin has served as a director of Orbitz since September 2000. Mr. Griffin has served as Executive Vice President, Marketing and Distribution of Northwest Airlines since January 1999 and was Senior Vice President, Market Planning and Systems from June 1993 to January 1999. Mr. Griffin is also a director of Pinnacle Airlines Corp.

Douglas A. Hacker has served as a director of Orbitz since May 2000. Mr. Hacker has served as Executive Vice President—Strategy of UAL Corporation and United Air Lines since December 2002. From September 2001 until December 2002, Mr. Hacker served as Executive Vice President of United Air Lines and President of UAL Loyalty Services, Inc. From July 1999 to September 2001, Mr. Hacker served as Executive Vice President and Chief Financial Officer of UAL Corporation and as Executive Vice President—Finance and Planning and Chief Financial Officer of United Air Lines. From February 1996 to September 2001, Mr. Hacker served as Senior Vice President and Chief Financial Officer. On December 9, 2002, UAL Corporation and certain of its domestic subsidiaries, including United Air Lines and UAL Loyalty Services, Inc., filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Mr. Hacker is also a director of 39 registered investment funds advised by Columbia Management Group.

The Board of Directors held 14 meetings and acted by written consent six times during 2003. All directors attended at least 75% of the meetings of the Board of Directors and the committees of which there were members during 2003. In addition to Board of Directors meetings, the Company encourages the directors to attend the annual meeting of the Company’s stockholders. Seven directors attended the 2004 annual meeting of the Company’s stockholders.

Controlled Company Exemption

Holders of Class B Common Stock, or their affiliates, have filed a Schedule 13G with the Securities and Exchange Commission to report their Company holdings as a group that controls more than 50% of the voting power of the Company. Please see “Security Ownership of Certain Beneficial Owners, Directors and Management” above. As a result, the Company qualifies as a “controlled company” as defined in Rule 4350(c)(5) of the Nasdaq Marketplace Rules. Therefore, the Company is exempt from the requirements of Rule 4350(c) of the Nasdaq Marketplace Rules with respect to the Board of Directors being comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Class A Nominating Committee of the Board of Directors. The controlled company exemption does not modify the independence requirements for the Audit Committee.

Of the nine directors currently serving on the Board of Directors, the Board of Directors has determined that Ms. Fletcher and Messrs. Andreessen and Miller are “independent directors” as defined in the Nasdaq Marketplace Rules and also meet the additional independence standards for Audit Committee members. During 2004, the Company has held several executive session meetings attended solely by these independent directors, such meetings generally corresponding with a meeting of the Audit Committee.

Committees

The Board of Directors has an Audit Committee, a Compensation Committee and a Class A Nominating Committee. The Company’s Amended and Restated Bylaws mandate that at least one Class A Director is entitled to serve on the Audit Committee, the Compensation Committee and the Class A Nominating Committee, except where a different composition is required under the Sarbanes-Oxley Act or the Nasdaq Marketplace Rules. In addition, the Company’s Amended and Restated Bylaws provide that the directors elected by each series of Class B Common Stock, other than the chief executive officer, are entitled to serve on each committee of the Board of Directors, except where a different composition is required under the Sarbanes-Oxley Act or the Nasdaq Marketplace Rules.

Audit Committee. The Audit Committee of the Board of Directors recommends the appointment of the Company’s independent auditors, reviews the Company’s internal accounting procedures and financial statements and consults with and reviews the services provided by the independent auditors, including the results and scope of the audit. The Audit Committee, which has been established in accordance with Securities and Exchange Commission rules, is currently comprised of Ms. Fletcher and Messrs. Andreessen and Miller. Ms. Fletcher was appointed as a member of the Audit Committee effective March 29, 2004, replacing Mr. Garton. The Board of Directors has determined that all of the current members of the Audit Committee (including the audit committee financial expert) are “independent” for purposes of the Nasdaq Marketplace Rules. The Audit Committee met four times during 2003. A copy of the current charter of the Audit Committee, attached as Appendix A to the Company’s 2004 Proxy Statement is incorporated herein by reference.

Compensation Committee. The Compensation Committee of the Board of Directors reviews and recommends to the Board of Directors the compensation and benefits of all of the Company’s executive officers, administers the Company’s stock plans and establishes and reviews general policies relating to compensation and benefits of the Company’s employees. The Compensation Committee is comprised of Messrs. Caminiti, Garton, Griffin, Hacker, Miller and Smisek. The Compensation Committee met seven times during 2003.

Class A Nominating Committee. As a controlled company, the Nasdaq Marketplace Rules do not require the Company to have a standing nominating committee composed of independent directors. Nominations of the Company’s Class A Directors are made by the Class A Nominating Committee. The Class A Nominating Committee does not consider nominations for Class B Directors because candidates for these director positions are identified, nominated and elected by the holders of Class B Common Stock. The Class A Nominating Committee also does not consider nominations for Management Director because the Company’s Amended and

Restated Bylaws require this to be the Company’s chief executive officer. The Class A Nominating Committee of the Board of Directors will identify and select nominees for Class A Director positions to be recommended by the Board of Directors for election as Class A Directors. The Class A Nominating Committee does not have a charter, but utilizes the criteria described below under “Class A Director Nominating Process.” The Class A Nominating Committee consists of Messrs. Andreessen, Caminiti, Garton, Griffin, Hacker and Smisek. The Class A Nominating Committee acted by written consent once during 2003.

Class A Director Nominating Process

When seeking candidates for Class A Director positions, the Class A Nominating Committee may solicit suggestions from incumbent directors, management or others. In connection with the implementation of independence requirements under the NASDAQ Marketplace Rules, the Company engaged Heidrick & Struggles, a search firm, to help identify and facilitate the screening and interview process of potential nominees for Class A Director positions. The Class A Nominating Committee will consider nominees for Class A Director positions recommended by the Company’s shareholders in accordance with the procedures described under “Shareholder Proposals and Director Nominations for 2005 Annual Meeting” found in the Company’s proxy statement filed with the Securities and Exchange Commission on Schedule 14A on April 15, 2004. Shareholder nominees that comply with these procedures will be given the same consideration as nominees for directors from other sources.

The Company’s Amended and Restated Bylaws provide that nominees for Class A Director positions may not be an employee, officer or director of a Founding Airline or its affiliates so long as such airline owns any shares of Class B Common Stock. The Class A Nominating Committee may consider the following additional criteria, among others it deems appropriate, in recommending candidates for election to the Board of Directors:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as service as an officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

•	experience in the travel industry;

•	experience as a board member of another publicly held company; and

•	practical and mature business judgment, including ability to make independent analytical inquiries.

Qualified candidates for membership on the Board of Directors will be considered without regard to race, color, religion, gender, ancestry, national origin or disability. After conducting an initial evaluation of a candidate, the Class A Nominating Committee will interview that candidate if it believes the candidate might be suitable to be a Class A Director. The committee may also ask the candidate to meet with management. If the committee believes a candidate would be a valuable addition to the Board of Directors, it will select that candidate for a Class A Director position to be recommended by the Board of Directors for election as a Class A Director.

Stockholder Communications with the Board of Directors

Stockholders may contact the Board of Directors or any of the individual directors by writing to them c/o Richard Buchband, Vice President, Senior Corporate Counsel and Secretary, Orbitz, Inc., 200 S. Wacker Drive, Suite 1900, Chicago, Illinois 60606. Inquiries sent by mail will be reviewed, sorted and summarized by Mr. Buchband or his designee before they are forwarded to the Board of Directors or individual directors.

Compensation Committee

The Company’s Compensation Committee consists of Mr. Smisek, as Chair, and Messrs. Caminiti, Garton, Griffin, Hacker and Miller. The Compensation Committee has overall responsibility for executive compensation policies and practices. The Compensation Committee’s functions include determining the compensation of the Company’s chief executive officer, other executive officers and employees under the Company’s equity incentive plans. The Compensation Committee also administers the 2000 Stock Plan and the Company’s Amended and Restated 2002 Stock Plan.

Compensation Committee Interlocks and Insider Participation

Messrs. Smisek, Caminiti, Garton, Griffin and Hacker are officers of the holders of the Class B Common Stock. See “Certain Relationships and Related Party Transactions.” None of the members of the Compensation Committee has at any time been an officer or employee of the Company. None of the Company’s executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Board of Directors or Compensation Committee.

Director Compensation

The Management Director receives no additional compensation from the Company for his service as a director. Each other director receives an annual retainer of $20,000, with an additional stipend of $1,500 for each Board of Directors or committee meeting attended. In addition to the foregoing, the chairman of the Company’s Audit Committee receives an annual retainer of $50,000, and other members of the Audit Committee an annual retainer of $10,000, for their service on the Audit Committee. The Company also reimburses directors for their reasonable expenses incurred in attending meetings of the Board of Directors.

Certain of the Company’s non-employee directors receive option grants automatically under the Amended and Restated 2002 Stock Plan. See “Compensation of Executive Officers—Stock Plans—Amended and Restated Orbitz, Inc. 2002 Stock Plan.” At the time the registration statement for the Company’s initial public offering became effective, each of Messrs. Garton, Griffin, Hacker and Miller received an option to purchase 4,410 shares of Class A Common Stock and Messrs. Caminiti and Smisek, in lieu of receiving such option grants personally, directed the Company to pay the fair market value of such option grants to their respective employers. In June 2004, Mr. Caminiti and Delta Air Lines, Inc. directed the Company to make such option grant to Mr. Caminiti personally. The options granted in connection with the Company’s initial public offering have a per share exercise price equal to $26.00 per share, which was the per share price in the initial public offering. Mr. Andreessen, upon his initial election to the Board of Directors, automatically received an option grant for 4,769 shares. The options granted to Mr. Andreessen have a per share exercise price equal to $24.05 per share, which was the fair market value of the Class A Common Stock on the date of the option grant. Ms. Fletcher, upon her initial election to the Board of Directors, automatically received an option grant for 5,212 shares. The options granted to Ms. Fletcher have a per share exercise price equal to $23.25 per share, which was the fair market value of Class A Common Stock on the date of the option grant. In addition, at each Annual Meeting of Stockholders, each of the Company’s non-employee directors that has not waived the right to receive option grants automatically will receive an option for that number of shares, rounded up to the next whole share, which results in the option having a Black-Scholes valuation of $70,000. The options granted automatically to the Company’s non-employee directors will have a per share exercise price equal to the then-fair market value of Class A Common Stock. All of the automatically granted options (including the options granted in connection with or since the date of the Company’s initial public offering) will become vested in 50% installments on the date of their grant and on the first anniversary of the date of their grant (assuming continued service as a director). On June 2, 2004, Mr. Andreesen, Fletcher, Garton, Griffin, Hacker and Miller each received options grants for 5,892 shares with a per share exercise price equal to $20.46 per share. On July 24, 2004, Mr. Caminiti received an option grant for 5,892 shares with a per share exercise price equal to $20.46 per share. Options granted to the Company’s non-employee directors are exercisable until the earlier of 10 years from the date of grant or 12 months after a director terminates membership on the Board of Directors.

Information Concerning Executive Officers

The following table sets forth the names, ages and positions of the executive officers of the Company:

Name	Age	Position
Jeffrey G. Katz	49	Chairman of the Board of Directors, President and Chief Executive Officer
John J. Park	43	Chief Financial Officer
Christopher T. Hjelm	43	Chief Technology Officer
John R. Samuel	41	Executive Vice President, Consumer Travel

Information with respect to Mr. Katz is set forth in “Information Concerning Directors” above.

John J. Park has served as the Chief Financial Officer of Orbitz since October 2000. Prior to joining Orbitz, Mr. Park served as Vice President, Services Finance from January 2000 to September 2000 and Vice President, Credit Finance from October 1998 to January 2000 for Sears Roebuck and Company, a retail and financial services firm. Previously, Mr. Park served as Assistant Treasurer, Capital Markets and Corporate Finance from August 1997 to October 1998 and Food Sector Controller from June 1996 to July 1997 for Diageo PLC, a global premium food and beverage company. Mr. Park joined Diageo in 1992 and served in various financial management roles before that with Pepsico Inc., a food and beverage company, and General Motors, an automotive corporation. Mr. Park received a B.A. in Economics and Political Science from Oberlin College in 1983 and an M.B.A. from the University of Michigan in 1985. Mr. Park is a director of APAC Customer Service, Inc., a provider of customer interaction solutions.

Christopher T. Hjelm has served as the Chief Technology Officer of Orbitz since July 2003. Prior to joining Orbitz, Mr. Hjelm served as Senior Vice President, Technology of eBay Inc., a worldwide online marketplace for the sale of goods and services by individuals and businesses, from March 2002 to June 2003, and as Executive Vice President, Broadband Network Services of Excite@Home, an Internet service provider, from June 2001 to February 2002. Mr. Hjelm served as Chairman, President and Chief Executive Officer of Zoho Corp., an online marketplace for the hospitality industry, from January 2000 to June 2001. Mr. Hjelm also spent 14 years at FedEx Corporation, a global provider of transportation, e-commerce and supply chain management services, in a variety of roles, including Chief Information Officer of the Information Technology Division. Mr. Hjelm received a B.S. in Computer Information Systems from Colorado State University in 1983.

John R. Samuel has served as the Executive Vice President, Consumer Travel of Orbitz since August 2003. Prior to joining Orbitz, Mr. Samuel spent 16 years at American Airlines, an international airline, in a variety of roles, including Vice President, Customer Technology, and Vice President, Interactive Marketing, where he led the team which launched AA.com. Mr. Samuel received a B.B.A. from Abilene Christian University in 1985 and an M.B.A. from the University of Chicago in 1987.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth compensation information for the Company’s Chief Executive Officer and the Company’s other executive officers for services rendered to the Company or any of its subsidiaries in 2003, 2002 and 2001.

		Annual Compensation					Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus		Other(5)		Restricted Stock Awards	Shares Underlying Options Granted	Long-Term Incentive Payouts	All Other
Jeffrey G. Katz	2003	$500,000	$640,000	(1)	$129,789	(6)	66,666	—	$—	$—
Chairman of the Board, President	2002	$500,000	$500,000		$22,229	(7)	—	—	$—	$—
and Chief Executive Officer	2001	$500,000	$500,000		$19,301	(7)	83,333	1,216,666	$—	$—
John J. Park	2003	$337,147	$193,875	(2)	$—		16,666	50,000	$—	$—
Chief Financial officer	2002	$300,000	$150,000		$—		—	—	$—	$—
	2001	$300,000	$150,000		$—		14,368	241,666	$—	$—
Christopher T. Hjelm	2003	$175,000	$50,000	(3)	$—		33,333	166,666	$—	$—
Chief Technology Officer	2002	$—	$—		$—		—	—	$—	$—
	2001	$—	$—		$—		—	—	$—	$—
John R. Samuel,	2003	$112,500	$25,000	(4)	$41,523	(8)	33,333	100,000	$—	$—
Executive Vice President Consumer	2002	$—	$—		$—		—	—	$—	$—
Travel	2001	$—	$—		$—		—	—	$—	$—

(1)	Includes $565,000 bonus earned in 2002 but paid in 2003 and $75,000 bonus earned and paid in 2003.
(2)	Includes $169,500 bonus earned in 2002 but paid in 2003 and $24,375 bonus earned and paid in 2003.
(3)	Represents signing bonus paid in 2003.
(4)	Represents signing bonus paid in 2003.
(5)	Unless otherwise shown, the aggregate amount of perquisites and other personal benefits securities or property received by the named executive officers was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer, whichever is less.
(6)	Includes $32,160 for rent reimbursement, $59,436 for legal, accounting and investment professional advice and $38,223 reimbursed for the payment of taxes on perquisites and other personal benefits.
(7)	Represents amounts reimbursed for the payment of taxes on perquisites and other personal benefits.
(8)	Includes $29,294 in relocation expense reimbursement and $12,228 reimbursed for the payment of taxes on perquisites and other personal benefits

Option/SAR Grants in 2003

The following table sets forth certain information with respect to options granted in 2003 to the Company’s chief executive officer and the Company’s other executive officers.

	Number of Shares Underlying Options Granted	% of Total Options Granted To Employees In 2003	Exercise Price	Expiration Date	Potential Realizable Value At Assumed Rates of Stock Price Appreciation for Option
Name					5%	10%
Jeffrey G. Katz	—	—	—	—	$—	—
John J. Park	50,000	6.10%	$13.02	4/3/2013	$433,844	$1,076,432
Christopher T. Hjelm	166,666	20.33%	$13.02	7/9/2013	$2,846,984	$5,818,704
John R. Samuel	100,000	12.20%	$13.98	8/29/2013	$1,753,911	$3,620,892

Aggregated Option/SAR Exercises in 2003 and Year-End Values

The following table sets forth certain information with respect to options exercised by the Company’s chief executive officer and the Company’s other executive officers in 2003, as well as unexercised options held by them as of December 31, 2003.

	Number of Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year End		Value of Unexercised, In-the-Money Options at Fiscal Year End(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey G. Katz	—	—	1,253,123	380,209	$20,513,624	$6,224,021
John J. Park	—	—	332,811	125,521	$5,448,116	$1,751,779
Christopher T. Hjelm	—	—	—	166,666	$—	$1,718,326
John R. Samuel	—	—	—	100,000	$—	$935,000

(1) Calculated using closing stock price on December 31, 2003 of $23.33.

Equity Compensation Plan Information

The following table sets forth certain information as of September 24, 2004 with respect to the shares of Class A Common Stock issuable under the Company’s equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,120,298	$12.62	985,548
Equity compensation plans not approved by security holders	—	$—	—
Total	6,120,298	$12.62	985,548

Executive Employment Agreements

The Company entered into an employment agreement with Mr. Katz dated as of July 6, 2000 that was amended and restated as of July 6, 2003. The agreement, which has a term of four years, provides for Mr. Katz to receive a base salary of $500,000, subject to increase at the discretion of the Board of Directors, and to be eligible to receive a target annual performance bonus up to 200% of base salary upon attainment of performance goals determined by the Board of Directors. The agreement provides for a restricted stock grant of 66,667 shares on July 6, 2003. The restricted stock will vest as to one-fourth of the shares each year on each anniversary of the grant date. The agreement provided that if the Company’s market valuation (as defined in the agreement) was at least $1.25 billion at the time of the initial public offering, the vesting of one-fourth of the restricted stock would accelerate in the event the offering was completed before the first anniversary of the stock grant and the vesting of the remaining installments of the restricted stock would also accelerate under specified conditions. In addition, under these circumstances, Mr. Katz would be eligible to receive a bonus stock grant of 33,333 shares if the Company stock price exceeded $52.00, two times the price of the Class A Common Stock in the initial public offering. Since the market valuation of the Company’s stock was less than $1.25 billion at the time of the initial public offering, Mr. Katz did not qualify for the accelerated vesting or stock grants described in the foregoing sentence. If Mr. Katz is discharged from the Company, for reasons other than for cause, death or disability, or if he resigns because of a constructive termination, then, if Mr. Katz signs a release of claims against the Company, the Company will pay Mr. Katz severance equal to two times the sum of Mr. Katz’s base salary plus the target bonus, which ranges from 100% to 200% of his base compensation. This severance amount will be paid over 24 months. In the event Mr. Katz is entitled to severance benefits, he will vest in and be entitled to exercise all options previously granted and outstanding as to the same number of shares as would have become vested and exercisable had he remained with the Company for an additional six months, and the grant of 66,667 restricted shares made to Mr. Katz on July 6, 2003 will fully vest. Mr. Katz will also be entitled to continue health care benefits until the end of his severance period, or, if earlier, the date he is no longer eligible to continue his health coverage as required by law. If, upon a change of control as defined in the agreement, Mr. Katz is not offered the position of chairman and chief executive officer of the combined corporation resulting from such change of control, then his stock grant and all of his options will vest and be exercisable as of the date of such change of control. Under the agreement, during his employment and for 12 months thereafter or for the duration of his severance period, as the case may be, Mr. Katz has agreed not to compete with the Company, solicit or hire any of the Company’s, its resellers’ or its distributors’ employees or solicit any business from any of the Company’s customers, users, resellers or distributors on behalf of any of the Company’s competitors. If Mr. Katz violates his agreement not to compete, his severance payments and all other related payments from the Company will cease.

At Mr. Katz’s option, if on any of the following triggering dates: (i) the first four anniversaries of July 6, 2003, (ii) 30 days after the completion of the Company’s initial public offering or (iii) Mr. Katz’s resignation or termination by the Company for any reason, the average closing price of the Company’s stock for the immediately preceding 20-day period is less than $30.00 per share, Mr. Katz may require us to make a one-time cash payment to him in an amount equal to $30.00 minus such average closing price, multiplied by 83,333. This could result in a maximum payment of up to $2,500,000, depending on the 20-day average closing price of the Company’s stock preceding the relevant triggering date. Mr. Katz declined to exercise this right with respect to the triggering dates that occurred 30 days after the completion of the initial public offering and July 6, 2004. In connection with the transactions contemplated pursuant to the Merger Agreement, it is expected that Mr. Katz will be entitled to a payment of approximately $208,000.

On October 2, 2000, July 1, 2003 and August 18, 2003 the Company entered into employment agreements with John J. Park, Christopher T. Hjelm and John R. Samuel, respectively, as the Company’s Chief Financial Officer, Chief Technology Officer and Executive Vice President, Consumer Travel. Under their agreements, Mr. Park and Mr. Hjelm each receive an annual salary of $350,000, subject to modification, and Mr. Samuel receives an annual salary of $300,000, subject to modification. In all other respects, the agreements are substantially similar. The agreements provide an opportunity for an annual performance-based target bonus of 50% of annual salary. The agreements may be terminated by the Company or the affected executive at any time, with or without cause. If any of Mr. Park, Mr. Hjelm or Mr. Samuel is terminated by the Company without cause or resigns as a result of constructive termination, as defined in the agreements, and if he signs a release of claims against the Company, the Company will continue to pay his base salary and honor obligations under certain benefit plans as provided in the agreements for a period of six months. The Company will also pay a prorated amount of the targeted maximum annual bonus and credit him with six months of additional vesting service for purposes of vesting in unvested options and restrictions on restricted shares held by him as of the date of termination or resignation. If any of Mr. Park, Mr. Hjelm or Mr. Samuel is terminated in connection with a change in control as defined in the agreements, if he signs a release of claims against the Company, the Company will continue to pay his base salary for a period of 12 months, pay him an amount equal to the targeted maximum annual bonus, and an amount equal to the pro-rated targeted maximum annual bonus less any portion already paid to him, honor obligations under certain benefits plans as provided in the agreement, and accelerate the vesting of and release of restrictions on 100% of his options and, in the case of Mr. Park, restricted shares. Under the agreements, during their employment and for 12 months thereafter, each of Mr. Park, Mr. Hjelm and Mr. Samuel has agreed not to compete with the Company, solicit or hire any of the Company’s, its affiliates’ or its independent contractors’ employees or interfere with the Company’s relationships with its suppliers, customers or clients.

Stock Plans

Orbitz, Inc. 2000 Stock Plan

The Board of Directors adopted the 2000 Stock Plan, or the 2000 Plan, and the Company’s shareholders approved the 2000 Plan on June 1, 2000. The 2000 Plan was amended as of June 19, 2001. The 2000 Plan allows the Company to issue awards of stock options, restricted stock, stock appreciation rights and stock purchase rights. The Company’s employees, directors and consultants are eligible to receive awards under the 2000 Plan.

On April 10, 2002, the 2000 Plan was frozen and no further awards will be made under that plan. As of April 10, 2002 a total of 4,219,302 shares were either granted as restricted stock, stock purchase rights or subject to options under the 2000 Plan. The 2000 Plan is administered by the Compensation Committee of the Board of Directors. Restricted stock is generally subject to a repurchase option in favor of the Company, exercisable upon the voluntary or involuntary termination of the employee, director or consultant’s service with the Company for any reason, including death or disability.

Options and rights granted under the 2000 Plan are generally not transferable by the participant, and each option, stock appreciation right or stock purchase right is exercisable, during the lifetime of the participant, only by such participant. Options granted under the 2000 Plan must generally be exercised within three months of the optionee’s termination of employment, or within 12 months after such optionee’s termination by death or disability, but in no event later than the expiration of the option term.

In the event of certain corporate transactions, such as a merger or sale of substantially all of the Company’s assets, the 2000 Plan provides that each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted for it by the successor corporation or its parent or subsidiary. If the successor corporation does not assume or substitute for the options or rights, the administrator shall provide for the participant to have the right to exercise the option or right, including shares that would not otherwise be vested or exercisable. If the administrator makes an option or right exercisable in full in the event of a merger or sale of assets, the administrator shall notify the participant in writing or electronically that the option shall be fully exercisable for a period of 15 days from such notice, and the option will terminate upon the expiration of such period.

Amended and Restated Orbitz, Inc. 2002 Stock Plan

The Amended and Restated 2002 Stock Plan, or the 2002 Plan, was adopted by the Board of Directors and approved by the Company’s shareholders on April 10, 2002. The 2002 Plan was subsequently amended and restated by the Board of Directors on May 15, 2002 and further amended on November 25, 2003 and April 14, 2004. The 2002 Plan provides for the grant of stock options, stock purchase rights, stock appreciation rights and restricted stock awards to the Company’s employees, directors and consultants. As of September 24, 2004, a total of 5,446,915 shares of common stock have been reserved for issuance under the 2002 Plan, plus any shares of restricted stock forfeited or expired unexercised options under the 2000 Plan. As of September 24, 2004 an aggregate total of 5,145,798 shares have been granted as restricted stock, stock purchase rights or subject to options under the 2002 Plan.

The Compensation Committee as the administrator of the 2002 Plan has the power to determine the terms and conditions of the options and rights granted, including the exercise price, the number of shares to be covered by each award, the exercisability thereof and any restrictions regarding the award. Restricted stock is generally subject to a repurchase option in favor of the Company, exercisable upon the voluntary or involuntary termination of the employee, director or consultant’s service with us for any reason, including death or disability.

Options and rights granted under the 2002 Plan are generally not transferable by the participant, and each option, stock appreciation right or stock purchase right is exercisable, during the lifetime of the participant, only by such participant. Options granted under the 2002 Plan must generally be exercised within three months of the optionee’s termination, or within 12 months after such optionee’s termination by death or disability, but in no event later than the expiration of the option term.

Members of the Board of Directors who are not employees receive certain option grants automatically under the 2002 Plan. See “Director Compensation” for additional information on these option grants.

In the event of certain corporate transactions, such as a merger or sale of substantially all of the Company’s assets, the 2002 Plan provides that each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted for it by the successor corporation or its parent or subsidiary. If the successor corporation does not assume or substitute for the options or rights, the administrator shall provide for the participant to have the right to exercise the option or right, including shares that would not otherwise be vested or exercisable. If the administrator makes an option or right exercisable in full in the event of a merger or sale of assets, the administrator shall notify the participant in writing or electronically that the options shall be fully exercisable for a period of 15 days from such notice, and the options will terminate upon the expiration of such period.

Executive Bonus Plan

Effective January 1, 2002, the Company adopted an Executive Bonus Plan. The Bonus Plan is administered by the Board of Directors and such administration has been delegated to the Compensation Committee in accordance with the Company’s Amended and Restated Bylaws. Only the Company’s senior executive officers are eligible to participate in the Bonus Plan, as selected by its administrator.

Bonuses are determined and paid based upon objectively determinable formulas established by the administrator and relating to one or more of the following corporate business performance criteria: net income, revenues, market share, new customers, earnings per share, return on equity, return on invested capital or asset, customer satisfaction, business percentage mix, gross margins, individual management by objective goals, cash flow, or earnings before any one or more of interest, taxes, depreciation or amortization. The administrator of the Bonus Plan may also, pursuant to its discretion, set additional conditions and terms for payment of bonuses, including the achievement of other financial, strategic or individual goals, which may be objective or subjective, as it deems appropriate. Bonus formulas may be set for performance periods of one, two or three fiscal years.

The administrator may, in its discretion, reduce the amount of bonus otherwise payable to a participant under the bonus formula. However, the administrator has no discretion to increase the amount of a participant’s bonus above the formula amount. In no event will a bonus payable to any participant under the Bonus Plan with respect to any performance period exceed $2,000,000.

Bonuses may be paid in cash or the equivalent value of the Company’s common stock at the time the bonus is awarded. If paid in common stock, the administrator may impose additional vesting or other similar restrictions on such stock; however, any such vesting restrictions may not exceed a period of four years.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors consists of Mr. Smisek, as Chair, and Messrs. Caminiti, Garton, Griffin, Hacker and Miller.

The Compensation Committee has overall responsibility for the Company’s executive compensation policies and practices. The Compensation Committee’s functions include determining the compensation of the Company’s chief executive officer, overseeing all other executive officers’ compensation, including salary and payments under annual bonus plans, and granting awards to the Chief Executive Officer, other executive officers and employees under the Company’s equity incentive plans.

The Compensation Committee also administers the 2000 Stock Plan and the Amended and Restated 2002 Stock Plan.

Compensation Philosophy and Policies. The Compensation Committee believes that long-term corporate success, defined as sustained profitable growth and the creation of stockholder value, is best achieved in an environment in which employees have the opportunity to be innovative and are rewarded appropriately for their innovation and other contributions. In order to provide a direct link between corporate performance and compensation that will attract and retain top-caliber employees, the Compensation Committee’s philosophy is to provide total compensation opportunities that are competitive with peer companies. The Compensation Committee also believes it is important for employees’ compensation to be aligned with company-wide financial and operational performance. The Company’s policies rely on two principles. First, a portion of executive officers’ cash compensation should be at risk and vary depending upon meeting stated financial and operational objectives. Second, a significant portion of executive officers’ total compensation should be in the form of stock, stock options or other equity incentives.

When establishing salaries, bonus levels, and stock, stock option or other equity awards for executive officers, the Compensation Committee considers the individual’s role, leadership responsibilities and performance during the past year, and the amount of compensation paid to executive officers in similar positions at companies that the Compensation Committee considers to be peer companies within the travel industry or similar industries. The Compensation Committee utilizes an outside compensation consultant to review competitive compensation, and the Compensation Committee considers this data in determining executive officer compensation.

The Compensation Committee sets compensation targets designed to provide executive officers with compensation that exceeds the average amounts paid to executives of peer companies in years in which the Company achieves superior results, and with compensation below the average of amounts paid to executives of peer companies in years in which the Company fails to achieve superior results. In the case of setting compensation targets for executive officers other than the chief executive officer, and in the case of determining initial employment offers, the Compensation Committee takes into account the recommendations of the chief executive officer.

Base Salaries. Messrs. Katz, Park, Hjelm and Samuel receive base salaries pursuant to their employment agreements. The Compensation Committee reviews base salaries of other key members of the Company, in consultation with the Chief Executive Officer. When reviewing base salaries, the Compensation Committee considers individual and corporate performance, levels of responsibility and competitive pay practices.

Cash Bonus Incentives. Messrs. Katz, Park, Hjelm and Samuel are eligible to receive cash bonuses under the terms of their employment agreements. Mr. Katz is eligible for an annual cash incentive bonus upon the attainment of specified performance goals set by the Compensation Committee in consultation with Mr. Katz with an annual target bonus payout of 100% and a maximum bonus payout of 200% of his base salary. Messrs. Park, Hjelm and Samuel are also eligible for annual cash incentive bonuses based on annual target bonus amounts of 50% of their respective base salaries. These bonuses are likewise payable upon attainment of performance targets that the Compensation Committee has determined. In 2003, the Company paid a portion of the annual incentive bonus after the first half of the fiscal year, with the majority of the bonus being paid to the executive following completion of the fiscal year and review of the Company’s full year performance against the specified performance targets.

Equity Incentive Awards. A fundamental tenet of the Company’s compensation policy is that equity participation creates a vital long-term alignment between executive officers and other stockholders. The number of shares of common stock subject to option grants or restricted stock awards to executive officers is based on the Company’s business plans, the executive’s level of corporate responsibility, individual performance, historical award data and competitive practices of companies that compete with Orbitz for executives. In making these grants, the Compensation Committee exercises its discretion and does not explicitly assign relative weight to these factors.

During 2003, the Company’s executive officers received options to purchase a total of 316,666 shares of common stock and restricted grants of 150,000 shares of common stock. Of these totals, 66,666 shares of restricted stock and options with respect to 266,666 shares of common stock were granted in connection with the terms of the initial employment of certain of executive officers of the Company.

Chief Executive Officer Compensation. The Compensation Committee most recently reviewed Mr. Katz’s compensation package in connection with the renegotiation of his employment terms in July 2003 as a result of the slated expiration of his employment agreement. The Amended and Restated Employment Agreement, dated as of July 6, 2003, established the terms and conditions of his employment with the Company, including a minimum base salary, a target annual performance bonus, the vesting and terms of issuance of certain equity compensation bonuses and payments or benefits to which he would be entitled upon termination of his employment. The Compensation Committee typically reviews the compensation of the Chief Executive Officer annually pursuant to the same policies the Compensation Committee uses to evaluate the compensation of the other executive officers. The Compensation Committee determined that, as amended, Mr. Katz’s Employment Agreement was consistent with the Compensation Committee’s philosophy as described above.

Tax Policy. Section 162(m) of the Internal Revenue Code limits deductions for certain executive compensation in excess of $1 million. Certain types of compensation are deductible only if performance goals are pre-established and objective, and if the material terms of the performance goals and the compensation arrangement are approved by stockholders. The Compensation Committee has endeavored to structure the Company’s compensation plans to achieve maximum deductibility under Section 162(m) with minimal limitations to flexibility and corporate objectives.

While the Compensation Committee will consider deductibility under Section 162(m) with respect to future compensation arrangements with executive officers, deductibility will not be the sole factor used in ascertaining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for full deductibility, certain compensation paid by the Company may not be deductible under Section 162(m), including restricted stock awards that vest over time.

Conclusion. The Compensation Committee believes that long-term stockholder value is enhanced by rewarding corporate and individual performance achievements, and that equity compensation is an important component of creating long-term stockholder value. Through the plans and policies described above, the Compensation Committee believes that a significant portion of the Company’s executive compensation is based on corporate and individual performance.

COMMON STOCK PERFORMANCE GRAPH

The following Performance Graph compares the cumulative total stockholder return for the Company’s Class A Common Stock, The Nasdaq Stock Market (U.S. Companies) Index (the “Nasdaq Market Index”) and the Goldman Sachs Internet Index. The Performance Graph assumes that $100 was invested beginning on the date of the Company’s initial public offering in December 2003 in each of the Class A Common Stock and the indexes. Total return performance for the Nasdaq Market Index and the Goldman Sachs Internet Index is weighted based on the market capitalization of the companies included in each index, and assumes that dividend are reinvested. During the period ended December 31, 2003, the Company did not declare or pay any dividends on its common stock. The shareholder return shown on the graph below is not necessarily indicative of future performance.

	December 16, 2003 (Initial Public Offering)	Value of Investment on December 31, 2003
Orbitz, Inc.	$100.00	$89.73
Nasdaq Market Index	100.00	104.02
Goldman Sachs Internet Index	100.00	107.10

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Initial Public Offering and Related Restructuring Transactions

In December 2003, the Company completed an initial public offering of its Class A Common Stock. In connection with and to facilitate the initial public offering, the Company engaged in a series of restructuring transactions with the Founding Airlines or their affiliates. These transactions were consummated shortly prior to the initial public offering. Specifically, pursuant to an exchange agreement among Orbitz and the Founding Airlines or their affiliates, the Founding Airlines or their affiliates contributed all their membership interests in Orbitz, LLC to the Company in exchange for an aggregate of 8,180,000 shares of Class A Common Stock, an aggregate of 27,262,980 shares of Class B Common Stock and an aggregate of 434,782 shares of Series A non-voting convertible preferred stock. This transaction is referred to as the “IPO Exchange.” The Founding Airlines or their affiliates sold all of the Class A Common Stock obtained by them in the IPO Exchange in the initial public offering.

Prior to the issuance of the Series A non-voting convertible preferred stock to the Founding Airlines or their affiliates in the IPO Exchange, the Founding Airlines or their affiliates entered into a binding contract to sell all of the shares of Series A non-voting convertible preferred stock to a third-party purchaser who was not affiliated with the Company, the underwriters or the selling stockholders in the initial public offering. The sale of the shares of Series A non-voting convertible preferred stock by the Founding Airlines or their affiliates to the third party purchaser was consummated immediately prior to the consummation of the initial public offering.

The Company and the Founding Airlines or their affiliates expect that the IPO Exchange will be treated as a taxable exchange of membership interests in Orbitz, LLC for shares of Series A non-voting convertible preferred stock, Class A Common Stock and Class B Common Stock of the Company, resulting in the Founding Airlines or their affiliates recognizing taxable gain. Orbitz, LLC made an election pursuant to Section 754 of the Internal Revenue Code, pursuant to which the Company expects that the aggregate tax basis of Orbitz, LLC’s tangible and intangible assets generally will be increased by an amount equal to the taxable gain recognized by the Founding Airlines or their affiliates. It is anticipated that this increased tax basis will result in additional future income tax deductions and, accordingly, a reduction in the Company’s future income taxes. On November 25, 2003, the Company entered into a tax agreement with the Founding Airlines or their affiliates governing the allocation of the tax benefits that are attributable to the taxable IPO Exchange. Pursuant to the tax agreement, in general, for each tax period during the term of the tax agreement, the Company has agreed to pay to the Founding Airlines or their affiliates 87% of the amount of any tax benefit the Company’s actually realizes as a result of the additional deductions. The term of the tax agreement commenced upon consummation of the IPO Exchange and continues until all tax benefits of the IPO Exchange have been utilized or expired, which the Company expects will be at least 15 years. The tax agreement is described further in “—Tax Agreement” below.

Stockholders Agreement

The Company is party to an Amended and Restated Stockholders Agreement, as amended (the “Stockholders Agreement”), with the holders of Class B Common Stock, who are currently the Founding Airlines or their affiliates. The agreement confers certain rights upon holders of Class B Common Stock and imposes certain obligations upon them and the Company, including the following:

Registration Rights

Pursuant to the Stockholders Agreement, holders of Class B Common Stock, which is convertible into Class A Common Stock, are entitled to registration rights with respect to the Company’s common stock. Under the terms of the Stockholders Agreement, these registration rights include the following:

•	an unlimited number of piggyback registration rights that require the Company to register sales of a holder’s shares when the Company undertakes a public offering either on the Company’s own behalf or on behalf of another stockholder, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

•	one demand registration right per holder (but no more than three aggregate demand registrations or five aggregate demand registrations in the event that the Company is not eligible to use Form S-3 or an equivalent short-form registration statement within one year of the consummation of the initial public offering) which any holder may exercise no sooner than 180 days after the initial public offering, requiring the Company to register sales of at least $5 million of such holder’s common stock, subject to the discretion of the Board of Directors to delay the registration once in any 12-month period for up to 45 days if the Board of Directors determines that the registration would be seriously detrimental to the Company; and

•	an aggregate of four registrations on Form S-3 or an equivalent short-form registration statement in any 12-month period, which any holder may exercise following the time the Company first qualifies for the use of this form of registration with the Securities and Exchange Commission, requiring the Company to register sales of more than $2 million of common stock in the aggregate, subject to the discretion of the Board of Directors (i) to defer the registration once in any 12-month period for up to 45 days or (ii) to cause to be unusable a shelf registration statement for up to 60 days once in any 12-month period, in each case if the Board of Directors determines that the registration would be seriously detrimental to the Company.

The Company has agreed to pay all expenses of any registration pursuant to the Stockholders Agreement, except for underwriters’ discounts and commissions and applicable stock transfer taxes. However, the Company is not required to pay expenses in connection with a registration request made by a holder of Class B Common Stock if the request is withdrawn, unless there has been a material adverse change in the condition, business or prospects of the Company.

All registration rights provided under the agreement terminate with respect to any holder of registrable securities at such time as such holder is able to sell all of its registrable securities under Rule 144 during any three-month period.

Voting Agreement

The holders of Class B Common Stock have agreed to vote all of the voting securities held by them to elect the Company’s chief executive officer as a member of the Board of Directors. A holder of Class B Common Stock will not be required to vote to elect the chief executive officer as a member of the Board of Directors if that holder (i) no longer has ten votes per shares of Class B Common Stock held by that holder and (ii) no longer has the right to elect a Class B Director to the Board of Directors.

Issuance of Securities, Subscription Rights and Transfer Restrictions

Under the Stockholders Agreement, if the Company determines to sell any securities to any holder of Class B Common Stock or any other holder of securities issued prior to the initial public offering, each holder of Class B Common Stock is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms; provided, this right does not apply to issuances associated with employee plans.

In addition, if a holder of Class B Common Stock desires to sell any of the Company’s securities to another holder of Class B Common Stock (other than in connection with a registered offering), each holder of Class B Common Stock is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms. A holder of Class B Common Stock will not be subject to these transfer restrictions or entitled to participate in the proposed sale if that holder (i) no longer has ten votes per shares of Class B Common Stock held by that holder and (ii) no longer has the right to elect a Class B Director to the Board of Directors.

Restrictions on Relationships with Certain Entities

Subject to certain limited exceptions and for a period ending two years after the consummation of the initial public offering, each holder of Class B Common Stock agreed that neither it nor its affiliates will hold or acquire beneficial ownership of any securities of any of Travelocity, Expedia, Preview Travel, Cheap Tickets or any Internet travel portal venture owned, operated, developed, marketed or under development as of May 9, 2000 by two or more of any of Cendant, Starwood, Intercontinental, Marriott International, Hilton or Hyatt or securities of any of the respective successors of the foregoing entities or venturers or contract to provide such entities or ventures with any technology or services in exchange for securities of these entities or ventures.

Subject to certain limited exceptions and for the period ending two years after the consummation of the initial public offering, each of the holders of Class B Common Stock agreed that neither it nor its affiliates will act in concert with two or more other holders of Class B Common Stock, or their respective affiliates, to acquire beneficial ownership of more than 10% in the aggregate, of a third party that offers the direct sale to consumers of air travel products predominantly through an Internet site.

Requirement to Maintain Commercial Agreement with Orbitz

For the period ending two years after the consummation of the initial public offering, each of the holders of Class B Common Stock agreed, or agreed to cause its affiliates which are party thereto, to continue to be a party to a charter associate agreement or other commercial agreement with the Company to provide published fare and inventory information for air transportation for inclusion and sale on Orbitz.com.

Waiver of Amended and Restated Stockholders Agreement

In connection with the transactions contemplated under the Merger Agreement, the Company and the holders of Class B Common Stock have agreed to waive all of the provisions of the Stockholders Agreement with respect to (i) the Merger Agreement and the consummation of the transactions contemplated thereby, including without limitation, the Offers and the Merger; and (ii) certain stockholder agreements entered into between each of the holders of Class B Common Stock, Parent and Purchaser, including the agreement to tender the shares of Class B Common Stock in the tender offer and grant to Parent a proxy to vote the shares held by such holder of Class B Common Stock.

Stockholder Agreements

In connection with the transactions contemplated under the Merger Agreement, the Company and Parent entered into Stockholder Agreements with each of the holders of Class B Common Stock and Jeffrey G. Katz (as amended, each a “Stockholder Agreement” and collectively the “Stockholder Agreements”), pursuant to which, each holder of Class B Common Stock and Mr. Katz agreed, among other things, to irrevocably tender (subject to the right of each holder of Class B Common Stock to terminate a Stockholder Agreement to which it is a party under certain circumstances and withdraw any shares tendered) their shares to Purchaser in the Offers (other than, in the case of Jeffrey G. Katz, 50,001 restricted shares of Class A Common Stock) and to grant Parent, or a designee of Parent, a proxy with respect to voting all shares beneficially owned or controlled by the holders of Class B Common Stock and Mr. Katz, in favor of the proposed transaction or any other transaction pursuant to which Parent proposes to acquire the Company and in which stockholders of the Company would receive cash consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offers and the Merger and otherwise on the same terms as the Offers and the Merger, and to vote against any action or agreement which would in any material respect impede, interfere with or prevent the Merger. The execution and delivery of the Stockholder Agreement by United Air Lines, Inc. and its performance obligations thereunder, including the obligation to tender shares of Class B Common Stock held by United Air Lines, Inc., will be effective upon the authorization and approval of the Bankruptcy Court for the Northern District of Illinois (Eastern Division).

Each Stockholder Agreement also provides that if the Purchaser consummates the Class B Offer, Parent and the Purchaser have agreed to promptly consummate the Merger if the conditions thereto contained in the Merger Agreement are satisfied. Failure to comply with the foregoing will result in the restoration of each party to the Stockholder Agreements to the conditions existing prior to the execution of such Stockholder Agreement or any other documents entered into in connection with the transactions contemplated in the Stockholder Agreement or the Merger Agreement.

Airline Charter Associate Agreements

In December 2003, the Company entered into Second Amended and Restated Airline Charter Associate Agreements (the “charter associate agreements”) with the Founding Airlines that govern each airline’s participation in the Company’s website. The term of each charter associate agreement, as amended, is ten years, although the airline may terminate its agreement upon 30 days’ notice to the Company, subject to the restriction set forth in the stockholders agreement that such charter associate agreements or similar commercial agreements not be terminated for a period of two years from the date of the initial public offering. See “Stockholders Agreement—Requirement to Maintain Commercial Agreement with Orbitz” above.

Under each charter associate agreement, the airline has agreed to provide the Company with information regarding its flight schedules, published air fares and seat availability at no charge and with the same frequency and at the same time as this information is provided to the airline’s own Internet site, to an Internet site branded and operated by the airline and any of its alliance partners or to the airline’s internal reservation system. In addition, the airline has agreed to provide the Company with nondiscriminatory access to seat availability for published fares for passengers yielding comparable net revenue values in comparable fare classes in the airline’s internal reservation system, the airline’s own Internet site, or Internet sites operated by its alliance partners. “Published fares” means all fares other than fares filed in a private area to which there is limited access, fares offered through an opaque pricing system, and fares not generally available for purchase by the general public. Each airline has also agreed that to the extent it offers published fares, flight schedules, seat availability, service enhancements, frequent flyer program account information, frequent flyer promotions, functionality or processing of frequent flyer transactions or the purchase, sale or redemption of frequent flyer miles to other online travel company websites that are non-opaque in connection with the sale of airline tickets for travel within, between, among or from the U.S., Canada and Mexico, subject to certain limitations, it will offer the same to the Company on commercial terms and conditions not less favorable than the most favorable terms and conditions offered by the airline to such other online travel company. The Company is required to present the information received from the airline on Orbitz.com in an integrated display that, except in response to a customer request, operates in an unbiased manner based upon service criteria that do not reflect the carrier’s identity and that are consistently applied to all carriers and to all markets. The relationship between the charter associate and the Company is not exclusive and the charter associate may participate in other Internet websites similar to Orbitz.com. Under the charter associate agreements, the Company is also required, at the request of the airline and subject to technical and financial constraints, to use its reasonable business efforts to connect directly to the airline’s internal reservation system for published fares, schedules and seat availability information so as to eliminate the need for a global distribution system (“GDS”) link for such data.

In return for the ticket distribution and customer service and support services that the Company provides to the airline, the airline has agreed to pay the Company an amount equal to the greater of certain agreed upon transaction fees, which decrease each year until 2007, and any higher amount the airline determines to pay. In addition, the airline has agreed to provide certain in-kind marketing support to the Company in a manner to be agreed upon between the parties, such as references to Orbitz in printed promotional materials and in suppliers’ fare sale advertising, free tickets for promotional use and access to discounted Web-only fares. The timing and value of the support provided is equal to an amount based on the airline’s gross bookings on the Company’s website, up to a specified maximum amount. In exchange, the Company offers its airline charter members lower costs of distribution by agreeing to pay the airlines a portion of the GDS incentive fees the Company receives from its GDSs. Each type of marketing support is assigned a contractual value, and the Company tracks monthly the amounts provided by each airline based on those specified contractual values. Ticket sales with the Founding Airlines comprised 71% of the Company’s air supplier transaction fees for the year ended December 31, 2003.

Supplier Link Agreements

On August 12, 2002, the Company entered into a Supplier Link agreement with American Airlines for the establishment of a direct link between Orbitz.com and American Airlines’ internal reservation system. This original Supplier Link agreement was replaced by a new Supplier Link agreement between the parties on February 3, 2004. Under the terms of this agreement, the Company must book eligible airline tickets directly with American Airlines and bypass the GDS subject to certain limitations based on the Company’s obligations under its agreement with Worldspan. The Company provides pricing, availability, reservation placement and settlement services to users that access Orbitz.com. In return, American pays the Company a per ticket fee for American Airlines tickets booked on Orbitz.com and the Company provides certain parity rights to American if the Company enters into a similar agreement on more favorable terms and conditions. Revenues recognized under this agreement were $4,492,594 for the year ended December 31, 2003 and $2,546,880 for the six months ended June 30, 2004. The term of the agreement is ten years, and may be extended by American Airlines to a date coterminous with any extension of the airline charter associate agreement between the parties. The agreement may be terminated by American Airlines at anytime following its second anniversary and it may be terminated by either party upon, among other things, a material breach of the airline charter associate agreement between the two parties which results in a termination of that agreement.

On September 6, 2002 the Company entered into a Supplier Link agreement with Continental Airlines for the establishment of a direct link between Orbitz.com and Continental Airlines’ internal reservation system. This original Supplier Link agreement was replaced by a new Supplier Link agreement between the parties on February 2, 2004. This agreement is similar to the Supplier Link agreement with American Airlines. Revenues recognized under this agreement were $2,274,964 for the year ended December 31, 2003 and $1,191,340 for the six months ended June 30, 2004. The term of the agreement is ten years, and may be extended by Continental Airlines to a date coterminous with the extension of the airline charter agreement between the parties. The agreement may be terminated by Continental Airlines at anytime following its second anniversary and it may be terminated by either party upon, among other things, a material breach of the airline charter associate agreement between the two parties which results in a termination of that agreement.

On October 28, 2002 the Company entered into a Supplier Link agreement with Northwest Airlines for the establishment of a direct link between Orbitz.com and Northwest Airlines’ internal reservation system. This original Supplier Link agreement was replaced by a new Supplier Link agreement between the parties on January 30, 2004. This agreement is similar to the Supplier Link agreement with American Airlines and the Supplier Link agreement with Continental Airlines. Revenues recognized under this agreement were $2,634,772 for the year ended December 31, 2003 and $1,504,468 for the six months ended June 30, 2004. The agreement shall continue for as long as the Company’s airline charter associate agreement with Northwest Airlines is in effect, subject to either party’s right to terminate the agreement at any time after the fifth anniversary of the launch of Supplier Link. The term of the agreement is ten years, and may be extended by Northwest Airlines to a date coterminous with the extension of the airline charter agreement between the parties. The agreement may be terminated by Northwest Airlines at anytime following its second anniversary and it may be terminated by either party upon, among other things, a material breach of the airline charter associate agreement between the two parties which results in a termination of that agreement.

The Company’s business interests may be adversely affected if it does not meet quarterly volume guarantees totaling 16,000,000 segments on an annual basis for air and car to Worldspan and if the Company does not meet similar air-related thresholds that entitle the Company to receive the highest level of inducement payments from Worldspan. Collectively, these thresholds are referred to as “Worldspan Segment Obligations.” The replacement Supplier Link agreements with American Airlines, Northwest Airlines and Continental Airlines entered into in 2004 improve the Company’s ability to meet the Worldspan Segment Obligations and allow greater access to

Supplier Link to other carriers that are expected to implement Supplier Link relationships with the Company in 2004. Delta Air Lines and United Airlines entered into substantially identical agreements at the same time pertaining to their future implementation of Supplier Link technology between Orbitz.com and their reservation systems. The agreements provide that, after a phase-in period in 2004, all participating carriers would be afforded access to Supplier Link segments without limitation, starting in 2005, except that the Company would maintain the ability to scale back Supplier Link transactions to all participating carriers on a proportional basis as necessary to meet the Company’s Worldspan Segment Obligations. The Company has agreed that it will make compensatory payments to all participating airlines, including the Founding Airlines, to the extent they would have processed tickets through Supplier Link, but are unable to do so because of the imposition of this ratable reduction. However, these payments would be limited, in the aggregate, to $3.0 million in 2005, $4.0 million in 2006, and $5.0 million in 2007 and in each subsequent year.

Development, License and Hosting Agreements

On September 9, 2001, the Company entered into a development, license and hosting agreement with American Airlines for the development, hosting and support of the air transportation booking function on American Airlines’ website. The Company amended this agreement on May 10, 2002, January 23, 2004 and April 29, 2004. This booking function works directly with the Company’s software using its Supplier Link technology. Revenues recognized under this agreement were $3,501,065 for the year ended December 31, 2003 and $1,843,209 for the six months ended June 30, 2004.

The Company has agreed to provide website hosting and support services for an initial term ending on April 1, 2005. Thereafter, the initial term will be extended for two additional years and after the extended initial term American Airlines may renew the agreement for up to two successive one-year renewal terms. In exchange, American Airlines agreed to pay the Company a contractual hosting and support fee. Under the agreement, the Company is obligated to provide American Airlines with financial terms that are at least as favorable as the financial terms offered to any other current or prospective customer of the Company’s that engages it for a project that is substantially similar to the engagement contemplated by the agreement.

The Company has retained all proprietary rights in software technology developed pursuant to the development, licensing and hosting agreement, except for software that has been designated in advance as American Airlines competitive software, and have granted to American Airlines certain licenses in such software. As a condition to the agreement, the Company has deposited certain of its software source code and related documentation in escrow with an independent, third-party escrow agent. The escrow agent will release the escrowed materials if the Company discontinues hosting, maintenance or support of its software, is in material, uncured breach of certain of its obligations under the agreement, or becomes insolvent, files a petition in bankruptcy, has such a petition filed against it, has a receiver appointed with respect to all or substantially all of the Company’s assets, makes an assignment for the benefit of creditors, or ceases to do business in the ordinary course. Under these contracts, the customer has the option to purchase a perpetual, nonexclusive license to the software underlying the hosted website after the earlier of the expiration of the initial term or the termination of the agreement.

On March 8, 2002, the Company entered into a development, license and hosting agreement with Northwest Airlines for the development, hosting and support of the air transportation booking function on Northwest Airlines’ website. The Company amended this agreement on December 30, 2003. This agreement is similar to the Company’s agreement with American Airlines, including with respect to ownership and license of software as well as source code escrow. Under its agreement with Northwest Airlines, the Company has agreed to provide hosting and support services for a term ending on December 31, 2007, which shall automatically renew for up to three successive one-year renewal terms unless Northwest Airlines notifies the Company of its intent not to renew prior to the end of the then-current term. In return, Northwest Airlines has agreed to pay the Company transaction fees based on the number of tickets processed on its website, subject to a minimum fee per month and minimum annual total ticket revenue for 2004. Revenue recognized under this agreement was $4,539,700 for the year ended December 31, 2003 and $2,698,171 for the six months ended June 30, 2004.

Alliance Agreement with Hotwire

On August 1, 2001, the Company entered into an alliance agreement with Hotwire, to offer reciprocal co-marketing links between the Company’s website and Hotwire.com. All of the Founding Airlines previously were investors in Hotwire, which offers fares in an opaque manner at discounted rates. On November 5, 2003 the Founding Airlines sold their interests in Hotwire to InterActiveCorp., and therefore, Hotwire ceased to be a related party. Under this agreement, Hotwire provides opaque booking engine services for the customers of the Company and the Company provides non-opaque booking engine services for customers of Hotwire. For the year ended December 31, 2003, the Company recognized $1,588,338 in revenues from Hotwire for referral fees and $5,275,953 for advertising revenues. The Company’s expense to Hotwire was $888,753 for referral fees and $202,270 for the volume incentive bonus for the year ended December 31, 2003.

Agreements with Worldspan

In December 2002 and January 2004, the Company amended its computer reservations system and related services agreement with Worldspan, a GDS. Worldspan was previously owned by Delta Air Lines, Northwest Airlines and American Airlines or their respective affiliates. Under the Company’s agreement with Worldspan, Worldspan provides the Company with access to its system which processes and distributes travel information, such as schedules, fares, availability and pricing, and provides booking capability for air, car rental and lodging reservations. Under this agreement, as further amended, the Company agrees to process all of the airline and car GDS bookings made through its website through Worldspan, with the exception of bookings made using Supplier Link technology. Worldspan has agreed to specified service level commitments, including with respect to its system availability, and the Company has the right to terminate the agreement in the event of a material service failure if these commitments are not met. The Company’s agreement with Worldspan expressly permits the Company to utilize its Supplier Link technology as an alternative to GDS bookings, and its obligations to direct bookings through Worldspan do not apply to segments that are processed using Supplier Link technology. Under this agreement, Worldspan pays the Company an inducement fee for each net segment that it books through this Worldspan system. These per segment inducement fees increase as the volume of segments increases. In addition to directing all non-Supplier Link air and car bookings through Worldspan, the Company is obligated to provide quarterly volume guarantees totaling 16,000,000 segments on an annual basis for air and car transactions for any year in which the Company is using Supplier Link technology for either of those travel products. The Company must meet specific quarterly thresholds, or pay Worldspan a segment fee of $1.78 for each segment by which it falls short. If the Company implemented Supplier Link for car transactions, it would have to meet a separate specific quarterly threshold, or pay a per segment fee for each car segment by which the Company fell short. The Company does not currently use Supplier Link technology for car bookings, and therefore the Worldspan volume minimums related to car transactions are not applicable to the Company. For the year ended December 31, 2003, revenues from the Worldspan agreement were $40,912,000. The agreement terminates on October 31, 2011. On July 1, 2003, Delta Air Lines, Northwest Airlines and American Airlines sold their interests in Worldspan to Travel Transaction Processing Corporation and therefore, Worldspan ceased to be a related party.

Loan to Jeffrey G. Katz

The Company has an outstanding loan to Jeffrey G. Katz, the Chairman, President and Chief Executive Officer of the Company, evidenced by a promissory note and stock pledge agreement executed in 2001. The loan is secured by a pledge of 83,333 shares of common stock of the Company, and is due within ten days following the earlier of (a) the date on which Mr. Katz ceases to be employed by the Company for any reason, including as a result of a change of control as defined in his employment agreement with Orbitz or (b) the date on which he sells all or any portion of the 83,333 shares pledged. The note accrues interest at a rate equal to the applicable Federal Rate, and is adjusted and compounded semi-annually. As of December 31, 2003 and June 30, 2004, the amount outstanding under the loan was $269,000 and $273,000, respectively.

Preferred Services Agreement

On March 1, 2003, the Company entered into a preferred services agreement and corporate services addendum with Delta Air Lines under which both parties provide functionality and information services to corporate customers of Delta Air Lines that are seeking access to fares on the internet. Orbitz pays Delta Air Lines a per ticket fee for Delta Air Lines tickets booked by Delta Air Lines’ corporate customers on Orbitz.com. The Company also pays a one-time referral fee for each Delta Air Lines’ corporate customer that designates Orbitz as its travel agent of record in accordance of the terms of its corporate sales agreement with Delta Air Lines. The Company entered into similar preferred services agreements with Northwest Airlines on July 31, 2003 and Continental Airlines on September 12, 2003, with corporate services addenda having a two-year term. No referral fees were been paid under the terms of these agreements in 2003 or year to date through June 30, 2004.

Tax Agreement

On November 25, 2003, the Company entered into a tax agreement with the Founding Airlines or their affiliates governing the allocation of the tax benefits that are attributable to the taxable IPO Exchange. In general, for each tax period during the term of the tax agreement, the Company has agreed to pay to the Founding Airlines or their affiliates 87% of the amount of any tax benefit it actually realizes as a result of the additional deductions. The term of the tax agreement commenced upon consummation of the IPO Exchange and generally continues until all tax benefits of the IPO Exchange have been utilized or expired, which is expected to be at least 15 years.

With respect to each applicable tax period, the tax benefit payment is payable to the Founding Airlines or their affiliates when the Company actually receives the tax benefit, and the Company will forward these payments to each Founding Airline or its affiliate in proportion to its ownership of the Company’s common stock immediately following the IPO Exchange. These tax benefit payments are not conditioned upon a Founding Airline’s or its affiliate’s continued ownership interest in the Company. If the Company, or any of the Founding Airlines or their affiliates, receives a notice or assessment from a taxing authority with respect to the tax treatment of the IPO Exchange, it will set the tax benefit payments aside in an interest-bearing escrow account until there is a final determination by the applicable tax authority. If any Founding Airline or its affiliate files for bankruptcy or is otherwise deemed insolvent, such person must provide a letter of credit or other security to the Company in order to continue receiving tax benefit payments during its bankruptcy or insolvency.

For purposes of the tax agreement, the tax benefits will be computed by comparing the Company’s actual income taxes to the taxes that it would have been required to pay had the taxable IPO Exchange been effected as a non-taxable exchange. The Company currently anticipates that its aggregate payments of those tax benefits to the Founding Airlines or their affiliates could exceed $250 million over the term of the tax agreement. The tax agreement provides that, upon a merger, asset sale or other form of business combination which results in a change of control, the Company’s obligations would continue under the tax agreement or the Company’s successor would be required to assume the Company’s obligations under the tax agreement. On September 29, 2004, the Company and the Founding Airlines acknowledged that the correct interpretation of the tax agreement is that if the Company becomes a member of another affiliated group of corporations within the meaning of Section 1504(a) of the Internal Revenue Code, the tax benefits under the tax agreement would be calculated by reference to the tax liability of such other affiliated group. Pursuant to the Stockholder Agreements, effective upon the consummation of the Merger, Parent will be deemed to have assumed all obligations of the Company under the Tax Agreement.

Pursuant to the tax agreement, the Company has the sole responsibility to prepare, file and make decisions with respect to its tax returns following the IPO Exchange. The Company has agreed to provide the Founding Airlines or their affiliates copies of the Company’s tax returns during the term of the tax agreement, and to allow them to review draft copies of the Company’s tax returns that relate to the IPO Exchange for four years after the IPO Exchange. The Company has also agreed to respond to all reasonable questions raised by the Founding Airlines or their affiliates with respect to the copies of the tax returns prior to filing. For tax periods ending after the fourth anniversary of the IPO Exchange, the Company has agreed to file its tax returns in a manner consistent with its prior tax returns to the extent the Company’s tax returns relate to the tax treatment of the IPO Exchange.

The Company has also agreed to allow the Founding Airlines or their affiliates to maintain their control, through a tax committee, over the tax returns of Orbitz, LLC for tax periods ending on or before the IPO Exchange, as provided in the limited liability company agreement of Orbitz, LLC effective prior to the IPO Exchange. The tax committee, acting unanimously, has the right to review and approve any tax returns of Orbitz, LLC for pre-IPO Exchange tax periods, as well as the right to control any tax audits, settlement agreements or litigation review relating to such tax returns. If the tax committee is not able to unanimously agree on any issue related to such tax returns, the issue would be decided by the approval of a majority of the Company’s Board of Directors.

Subject to the participation rights of the Founding Airlines or their affiliates described below, the Company has the exclusive right to control all tax audits, litigation or appeals relating to the tax treatment of the IPO Exchange. The Founding Airlines or their affiliates have the right at their expense to designate one or more representatives to participate in contesting and defending these proceedings. The Company has agreed not to settle, conduct settlement negotiations, provide written submissions or extend or waive the statute of limitations in any tax proceeding with respect to the IPO Exchange without the written consent of the Founding Airlines or their affiliates representing a majority of the Founding Airlines’ or their affiliates’ ownership interests in Orbitz, Inc. immediately following the IPO Exchange. Additionally, the Company has agreed to use its reasonable best efforts to accelerate the resolution of any of these proceedings so as to achieve a final determination by the applicable tax authority as quickly as possible. During the first year after the IPO Exchange, the Company has also agreed, if requested by all of the Founding Airlines or their affiliates, to seek written guidance concerning the tax treatment of the IPO Exchange from the Internal Revenue Service.

The tax agreement provides for the recalculation of tax benefit payments in the event of subsequent changes in the tax treatment of tax items, including the filing of amended tax returns, the filing of refund claims, or a final determination from an applicable tax authority that the Company was not entitled to the tax benefits the Company has claimed. In such cases, each Founding Airline or its affiliate has agreed to repay to the Company all the excess tax benefit payments it has received. Each Founding Airline or its affiliate has also agreed to indemnify the Company for its proportionate share of all interest and penalties the Company may incur related to the tax treatment of the IPO Exchange. Each Founding Airline or its affiliate has severally (and not jointly) agreed to indemnify the Company for (i) any breach of the tax agreement by such Founding Airline or its affiliate, or (ii) any failure by such Founding Airline or its affiliate to make payments to the Company as required under the tax agreement, in an amount not to exceed, in any event, the sum of (A) the total tax benefit payments received by such Founding Airline or its affiliate and (B) its proportionate share of the interest and penalties described above, if any.

The Company made no tax sharing payments under the terms of the tax agreement in 2003. The Company had tax sharing expense of $967,000 for the six months ended June 30, 2004.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and the rules of the Securities and Exchange Commission thereunder, requires the Company’s officers, directors and persons who own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission and Nasdaq. Officers, directors and greater than 10% stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that all filing requirements applicable to its officers, directors and greater than 10% shareholders were met during the year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITZ, INC.

By:	/s/ JEFFREY G. KATZ
Name:	Jeffrey G. Katz
Title:	Chairman, President and Chief Executive Officer

Dated:	October 6, 2004

SCHEDULE I

PARENT DESIGNEES

Name, Age	Title	Current Principal Occupation or Employment/Material Positions Held During the Past Five Years
Samuel L. Katz, 39	President and Director of the Purchaser; Senior Executive Vice President, Chairman and Chief Executive Officer, Travel Distribution Services Division and Co-Chairman, Marketing Services Division of Cendant Corporation	Mr. Katz is the President and a Director of Robertson Acquisition Corporation. Mr. Katz has been Senior Executive Vice President of Cendant Corporation since July 1999, Chairman and Chief Executive Officer, Travel Distribution Services Division of Cendant Corporation since April 2001 and Co-Chairman of the Financial Services Division (now known as the Marketing Services Division) of Cendant since March 2003. In addition, he also served as the Chief Executive Officer of the Financial Services Division from March 2003 until October 2003 and Chief Strategic Officer from July 2001 until April 2003. From January 2001 to July 2001, Mr. Katz was Senior Executive Vice President — Strategic and Business Development and from January 2000 to January 2001, Mr. Katz was Senior Executive Vice President and Chief Executive Officer of Cendant Internet Group. Mr. Katz was Senior Executive Vice President, Strategic Development from July 1999 to January 2000, Executive Vice President, Strategic Development from April 1998 until July 1999, and Senior Vice President, Acquisitions from December 1997 to March 1998. Mr. Katz was Senior Vice President, Acquisitions of HFS from January 1996 to December 1997. From June 1993 to December 1995, Mr. Katz was Vice President of Dickstein Partners Inc., a private investment firm.

Ronald L. Nelson, 52	Executive Vice President and Treasurer of the Purchaser; Chief Financial Officer and Director of Cendant Corporation	Mr. Nelson is the Treasurer and an Executive Vice President of Robertson Acquisition Corporation. Mr. Nelson has been a Director of

Name, Age	Title	Current Principal Occupation or Employment/Material Positions Held During the Past Five Years
Cendant Corporation since April 2003 and Chief Financial Officer of Cendant since May 2003. From April 2003 to May 2003, Mr. Nelson was Senior Executive Vice President, Finance. From November 1994 until March 2003, Mr. Nelson was Co-Chief Operating Officer of DreamWorks SKG. Prior thereto, he was Executive Vice President, Chief Financial Officer and a Director at Paramount Communications, Inc., formerly Gulf+Western Industries, Inc.

Eric J. Bock, 39	Executive Vice President, Secretary and Director of the Purchaser; Executive Vice President, Law and Corporate Secretary of Cendant Corporation	Mr. Bock is the Secretary and an Executive Vice President and Director of Robertson Acquisition Corporation. Mr. Bock has been Executive Vice President, Law of Cendant Corporation since May 2002 and Corporate Secretary of Cendant Corporation since May 2000. From July 1997 until December 2000, Mr. Bock served as vice president, legal and assistant secretary of Cendant Corporation and was promoted to senior vice president in January 2000 and corporate secretary in May 2000.

James E. Buckman, 60	Vice Chairman, General Counsel and Director of Cendant Corporation	Mr. Buckman has been a Vice Chairman of Cendant Corporation since November 1998 and General Counsel and a Director of Cendant Corporation since December 1997. Mr. Buckman was a Senior Executive Vice President of Cendant Corporation from December 1997 until November 1998. Mr. Buckman was the Senior Executive Vice President, General Counsel and Assistant Secretary of HFS from May 1997 to December 1997, a Director of HFS since June 1994 and Executive Vice President, General Counsel and Assistant Secretary of HFS from February 1992 to May 1997.

Name, Age	Title	Current Principal Occupation or Employment/Material Positions Held During the Past Five Years
Stephen P. Holmes, 47	Vice Chairman of Cendant; Chairman and Chief Executive Officer, Hospitality Services Division and Director of Cendant Corporation	Mr. Holmes has been a Vice Chairman and Director of Cendant Corporation and Chairman and Chief Executive Officer of the Hospitality Services Division of Cendant Corporation since December 1997. Mr. Holmes was Vice Chairman of HFS from September 1996 until December 1997 and was a Director of HFS from June 1994 until December 1997. From July 1990 through September 1996, Mr. Holmes served as Executive Vice President, Treasurer and Chief Financial Officer of HFS.

Virginia M. Wilson, 50	Executive Vice President and Chief Accounting Officer of Cendant Corporation	Ms. Wilson has been Executive Vice President and Chief Accounting Officer of Cendant Corporation since September 2003. From October 1999 until August 2003, she served as Senior Vice President and Controller for MetLife, Inc., a provider of insurance and other financial services. From 1996 until 1999, Ms. Wilson served as Senior Vice President and Controller for Transamerica Life Companies, an insurance and financial services company.

ANNEX B

September 28, 2004

Board of Directors

Orbitz, Inc.

200 South Wacker Drive

Chicago, IL 60606

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of Common Stock (as defined below) of Orbitz, Inc. (the “Company”) other than affiliates of the Company of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Cendant Corporation (the “Acquiror”), Robertson Acquisition Corporation, a wholly-owned subsidiary of the Acquiror (“Purchaser”), and the Company. The Merger Agreement will provide, among other things, that Purchaser will make tender offers (the “Offers”) to acquire all of the issued and outstanding shares of class A common stock, par value $0.001 per share, and class B common stock, par value $0.001 per share (together, the “Common Stock”), of the Company for $27.50 per share in cash (the “Consideration”). Following the consummation of the Offers, the Merger Agreement will provide for, among other things, the merger (the “Merger” and, together with the Offers, the “Transaction”) of Purchaser with the Company pursuant to which the Company will become a wholly-owned subsidiary of the Acquiror and each share of Common Stock not owned by the Acquiror or Purchaser will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed a draft of the Merger Agreement dated the date hereof and certain related documents, as well as certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts and stock ownership information provided to us by the Company, and have met with the management of the Company to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have reviewed, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. We also have assumed, with your consent, that in the course of obtaining necessary regulatory and third party approvals and consents for the Transaction, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company or the contemplated benefits of the Transaction, that the Merger Agreement when signed will conform to the draft Merger Agreement reviewed by us in all respects material to our analyses and that the Transaction will be consummated in accordance with the terms of the draft Merger Agreement reviewed by us, without waiver, modification or

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amendment of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information made available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction. Our opinion does not address the allocation of the transaction consideration to be received by holders of different classes or series of the Company’s capital stock. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offers. We will also receive a fee for rendering this opinion. We and our affiliates have in the past provided financial and investment banking services to the Company and its affiliates and the Acquiror unrelated to the Transaction for which we have received compensation and we and our affiliates may in the future provide certain investment banking and financial services to the Acquiror and its affiliates for which we would expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company, its affiliates and the Acquiror for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Transaction and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Common Stock pursuant to the Offers or as to how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Common Stock other than affiliates of the Company pursuant to the Transaction is fair to such holders from a financial point of view.

Very truly yours,

/s/ CREDIT SUISSE FIRST BOSTON LLC

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ANNEX C

September 28, 2004

Special Committee of the Board of Directors of Orbitz, Inc.

200 South Wacker Drive, Suite 1900

Chicago, IL 60606

Members of the Special Committee of the Board of Directors:

Orbitz, Inc. (the “Company”), Cendant Corporation (the “Acquiror”) and Robertson Acquisition Corporation, an indirect wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) the Acquisition Sub would commence a tender offer (the “Tender Offer”) for all of the issued and outstanding shares of the Company’s (i) Class A common stock, par value $0.001 per share, of the Company (“Class A Common Stock”) and (ii) Class B common stock, par value $0.001 (“Class B Common Stock”, and together with the Class A Common Stock, the “Company Shares”), each for $27.50 per share, in cash (the “Consideration”), and (ii) Acquisition Sub would be merged with the Company in a merger (the “Merger”), in which each Company Share not acquired in the Tender Offer, other than Company Shares as to which dissenter’s rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”.

You have asked us whether, in our opinion, the Consideration to be received by the holders of Class A Common Stock pursuant to the Transaction is fair from a financial point of view to such holders, other than holders of Class A Common Stock that are holders of Class B Common Stock.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)	Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

(4)	Reviewed the market prices and valuation multiples for the Company’s Class A Common Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

(8)	Reviewed a draft dated September 28, 2004 of the Agreement; and

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(9)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair market value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Special Committee of the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will receive a fee for the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to affiliates of the Company, including the holders of Class B Common Stock, as well as the Acquiror and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company’s Class A Common Stock, as well as securities of the holders of Class B Common Stock and of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Class A Common Stock nor the relative fairness of the Consideration being received by the holders of Class A Common Stock in relation to the consideration being received in the Transaction by the holders of any other class of securities of the Company.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Class A Common Stock pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than holders of Class A Common Stock that are holders of Class B Common Stock.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH

                                    INCORPORATED

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